P.E 4/30/06

AR/S

1-32541













2006 ANNUAL REPORT

HemoSense

Life without complications.

HEMOSENSE
2006 ANNUAL REPORT
LETTER TO STOCKHOLDERS

To our stockholders:

I am pleased to report on the significant progress that we achieved in several important areas in fiscal 2006 and provide a brief overview of what our company intends to achieve in fiscal year 2007. During the past year, we increased our market share, developed new distribution relationships to enhance our position in the marketplace, improved our operational efficiency and quality control processes, expanded production capacity, and continued to improve our financial performance. As a result, we have entered 2007 in a stronger competitive position with exciting opportunities for continued growth.

Our mission remains the same – to improve the quality of life for patients taking Coumadin, or its generic equivalent warfarin, by helping them to manage their blood coagulation levels. Our INRatio® system provides a safe, easy-to-use process for the frequent testing of patients which is recommended in order to maintain coagulation levels within a therapeutic range.

Positive Developments in the Point-of-Care and Self-Testing Market

We operate in a large and growing market. An estimated 4 million people in the United States and 7 million worldwide take warfarin on a daily basis, and recent data show that prescriptions are growing 9 percent per year. While approximately 70 percent of warfarin patients still have their coagulation levels tested infrequently at a hospital or reference lab, we are encouraged by a recent report published in Boston Biomedical showing that more frequent testing continues to expand the point-of-care market segment. Moreover, according to CMS and industry data, over the last five years the total number of PT/INR tests increased by more than 50%; with 24% growth in the laboratory testing market and 258% growth in the point-of-care market. Given our strong revenue growth, it is clear that we are increasing our share of the market, and have established HemoSense as the number two player in the domestic point-of-care market.

In October 2006, the U.S. Food and Drug Administration required that a "black box" warning be added to Coumadin labels, specifically citing the risk of dangerous levels of bleeding if blood coagulation levels are not maintained within a therapeutic range. Currently, there is no substitute for these anti-coagulation drugs, so most chronically-ill patients are required to continue taking them for life. The FDA action highlights the need for more frequent testing, and we believe the solution to achieving the required frequency is the ability to self-test, or to having the test performed more conveniently. We are working closely with our distributors to make sure that healthcare providers understand the implications of the black box warning, and the important role the INRatio system can play.

Key Growth Initiatives

We continue to look for new, innovative ways for patients to gain access to INRatio. In October, we announced a partnership with CheckUps to provide the INRatio system at their stand-alone, walk-in clinics inside selected Wal-Mart stores. Initially, CheckUps is establishing these facilities in Wal-Mart stores in the Southeast, and they are planning significant expansion throughout the United States in 2007. This partnership represents both a validation of the reliability and quality of our products, and also a great opportunity to grow the market. More important, however, is what it means for patient health. These centers will give patients nationwide a convenient point-of-care option to supplement the frequent PT/INR tests required to help keep them in therapeutic range. At HemoSense, we continually strive to increase the awareness of the need for more frequent testing.

Throughout the last fiscal year, we have continued to grow and refine our extensive distribution network. As an example, we signed an exclusive agreement with Reliant Healthcare Solutions for the distribution of INRatio for patients conducting testing at home. Reliant provides face-to-face patient training, as well as Medicare and private insurance reimbursement assistance. Our new partner exclusively provides their customers the HemoSense INRatio product line.

We also took steps to improve operations. Notably, our increased manufacturing volume led to a change in manufacturing partners for both the INRatio meter and test strips. These changes have helped us achieve a significant improvement in gross profit margin.

In August, we were proud to announce that we received ISO 13485:2003 certification for our quality management system covering product design, development and manufacture of the INRatio system. The ISO 13485 is an internationally recognized quality standard for medical devices, and certification demonstrates our commitment to consistently meeting customers' needs. ISO 13485 certification also strengthens our ability to expand internationally, including into Canada where certification is mandatory.

Strong Financial Results

For the fiscal year ended September 30, 2006, our revenue reached $16.3 million, up 85% over the prior year. Domestic revenue increased 105%, and international revenue grew 30% compared to fiscal 2005. Revenue from the sale of meters and accessories was up 23%, while sales of test strips increased 134% from fiscal 2005.

Importantly, our gross margin continued to improve. Gross profit for fiscal 2006 was $4.4 million, compared with a gross loss of $603,000 in fiscal 2005. Our net loss declined to $10.9 million, from $11.7 million in the prior fiscal year.

We also recognized that continued expansion of our business would require additional financial resources. Just after the close of the fiscal year, we obtained an additional debt facility of $8 million, and an additional $7 million through a private equity placement. These funds provide us with the working capital to develop our business and the flexibility to respond to opportunities as they arise.

Outlook for Fiscal 2007

We expect the trend toward more frequent point-of-care and patient self-testing to continue in the foreseeable future. This positive environment, combined with our strengthened financial resources and broader market presence, provides a setting in which we believe HemoSense can make considerable progress.

Our goals for 2007 include:

- Increase of market share by achieving revenue growth above the industry growth rate for point-of-care testing;
- Improvement in gross and operating margins, and significant progress toward overall profitability;
- Increasing awareness of the benefits of more frequent testing of blood coagulation levels, and supporting the medical community in fostering greater patient involvement in managing their own healthcare; and
- Continuing to improve the health and quality of life of thousands of patients and their families.

In conclusion, I'd like to thank all our employees for their continued efforts and on behalf of HemoSense, I thank you for your continued support.

Sincerely,

James D. Merselis
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 8 2007
WASH, D.C.
SECTION

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended September 30, 2006

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission File Number: 001-32541

HEMOSENSE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**77-0452938** (IRS Employer Identification No.)
651 River Oaks Parkway, San Jose, California (Address of principal executive offices)	**95134** (Zip code)

Registrant's telephone number, including area code: (408) 719-1393

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $0.001 per share

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the registrant's Common Stock on March 31, 2006, as reported on the American Stock Exchange was approximately $23.2 million. Shares of Common Stock held by each executive officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded as such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not a conclusive determination for any other purposes. As of December 12, 2006, the registrant had outstanding 13,023,789 shares of Common Stock. The registrant does not have any non-voting equity outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference into Part III of this Annual Report on Form 10-K portions of its definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this Annual Report.

HEMOSENSE, INC.

FORM 10-K

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Certain statements in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of federal securities laws. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology. Forward-looking statements include, but are not limited to, the statement regarding: opportunities for revenue growth from expanding indications; the financial impact of our future royalty obligations; our ability to generate positive gross margins on our test strips; and future trends in revenue, cost of goods sold and operating expenses. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Factors Affecting Future Operating Results." These factors may cause our actual results to differ materially from any forward-looking statements.

We were incorporated under the laws of the State of Delaware in March 1997 as CardioSense, Inc. We changed our name to HemoSense, Inc. in January 1998. Our principal executive offices are located at 651 River Oaks Parkway, San Jose, California 95134 and our telephone number at that location is (408) 719-1393. Information about our company is also available at our website at *www.HemoSense.com*, which includes links to reports we have filed with the Securities and Exchange Commission. The contents of our website are not incorporated by reference in this Annual Report on Form 10-K.

ITEM 1: Business

Overview

We develop, manufacture and sell easy-to-use, handheld blood coagulation monitoring systems for use by patients and healthcare professionals in the management of warfarin medication. Warfarin is an oral anticoagulation, or blood thinning, drug given to patients to prevent potentially lethal blood clots. Our product, the INRatio System®, consists of a small, portable meter and disposable test strips and provides a quick and accurate measurement of a patient's blood clotting time, known as a PT/INR value. The accurate measurement of the PT/INR value is critical to ensuring the safety and effectiveness of warfarin in maintaining a patient's blood coagulation level within a therapeutic range. The INRatio System represents an alternative to the current laboratory-based standard of care, which generally involves monthly or less frequent testing and delayed results. The U.S. Centers for Medicare & Medicaid Services, or CMS, has observed that monthly testing is inadequate for the majority of patients on chronic warfarin therapy. More frequent testing helps maintain patients within their therapeutic range and may minimize adverse events, such as dangerous blood clots or serious bleeding, associated with insufficient or excessive anticoagulation. Numerous studies reviewed by CMS showed that frequent self-testing through the use of a home PT/INR monitor improves a patient's time in therapeutic range. CMS approved Medicare coverage, in the United States, for weekly home PT/INR monitoring of patients with mechanical heart valves on warfarin. This decision went into effect in 2002 and, in the latter half of 2003, reimbursement payments began to reach service providers. Similar to the shift that has occurred in the standard of care for management of diabetes and blood glucose monitoring, we believe that the Medicare coverage decision and growing physician and patient awareness of the benefits of weekly PT/INR patient self-testing signal a shift in the standard of care for PT/INR testing from the clinical laboratory to point-of-care testing and, ultimately, patient self-testing.

Warfarin has been prescribed since the 1950s and is regarded as safe and effective when it is dosed correctly. It is the most widely prescribed oral anticoagulant besides aspirin. There are approximately four million people in the United States who take warfarin daily. In 2005, there were over 30 million prescriptions for warfarin written in the United States, either in generic form, or under its brand name Coumadin. Based upon Medicare claims data, there were 21.4 million PT/INR tests conducted on U.S. Medicare patients in 2005, comprised of approximately 15.3 million clinical laboratory tests and 6.1 million point-of-care or patient self-tests. By contrast, there were 13.8 million tests performed in 2000, consisting of 12.1 million clinical laboratory tests, and 1.7 million point-of-care tests. The total number of PT/INR tests increased by more than 50% over this five-year period, with 24% growth in the laboratory testing market, as compared with 258% growth in the point-of-care and patient self-test markets. We believe that similar trends have occurred with private insurance payors and in countries outside of the United States. In Germany, where reimbursement was established in 1996, more than 120,000 patients are performing PT/INR self-testing. As the global population ages and develops disorders requiring management of blood coagulation, and as weekly patient self-testing gains wider acceptance, we expect these trends in PT/INR testing to accelerate. We believe our INRatio System is well positioned to gain a meaningful share of the global market for PT/INR patient self-testing and point-of-care testing.

We have designed our INRatio System to address the needs of the emerging PT/INR patient self-testing and point-of-care markets. Our proprietary system requires one drop of blood from a patient's finger to quickly and reliably determine the rate at which their blood coagulates by measuring changes in the blood's electrical properties during the coagulation process. For ease of use, the INRatio System integrates into each disposable test strip clinical laboratory-like quality controls designed to ensure test-by-test accuracy. These controls are designed to verify the accuracy of each PT/INR test without the need for additional costly and time consuming steps requiring separate chemicals and test strips. Unlike test strips offered by competitors, our test strips can be stored for up to one year at room temperature rather than requiring refrigeration for long-term storage.

After receiving U.S. and European regulatory clearances in 2002, we commercially launched the INRatio System in March 2003 in the U.S. and certain European markets. Tests performed using our INRatio System in the point-of-care setting are currently reimbursed by Medicare for all patients on warfarin as is self-testing by mechanical heart valve patients on warfarin. We have established distribution agreements with several national and regional distributors of medical products, giving us access to over 2,000 U.S. sales representatives for the sale of the INRatio System. We are dependent upon these distributors for a substantial portion of our revenue, and the loss of any key distributors could have a material adverse effect on our business. Three of our distributors, Quality Assured Services, Medline and National Distribution & Contracting, Inc, each accounted for between 12% to 21% individually, and 53% in the aggregate, of our total revenue in fiscal 2006. In addition, we have established international distribution agreements with 15 distribution partners covering 22 countries outside the United States. We own five issued U.S. patents, two issued European patents, and one pending European application. Three of the issued U.S. patents cover, and the pending European application relates to, the INRatio System and its method of measuring blood coagulation by monitoring changes in the electrical properties of the blood sample as it clots.

Background and Market

Blood Clotting Disorders

The formation of a blood clot, or thrombus, is a desirable and essential response to a wound, preventing a simple injury from becoming a potentially fatal bleeding event. However, blood clots can have unwanted effects when they block normal blood flow in the body. Both heart attacks and strokes occur when a vessel that supplies blood is blocked by a blood clot. Heart disease is the leading cause of death in the United States today with heart attacks as the most publicized outcome. Stroke is the third-leading cause and the leading cause of serious, long-term disability.

There are two types of patients requiring medication for potential blood clots; those with acute conditions requiring short-term therapy and those with chronic conditions requiring long-term therapy, often for life. Acute risks of blood clots can result from accidents or from certain surgical procedures, like knee or hip replacements. Typically, these patients are initially treated at a hospital with combinations of intravenous drugs that dissolve blood clots and blood thinning drugs. Often, these patients will continue treatment with an oral anticoagulant, such as warfarin, for several weeks following a hospital stay, until the blood clot risk has diminished. Long-term risks of blood clots result from chronic conditions and are typically treated with oral anticoagulation medications, including warfarin and aspirin. The most common chronic uses of warfarin are for patients with mechanical heart valves and patients with atrial fibrillation.

- *Mechanical Heart Valves.* A faulty heart valve can be surgically replaced with a mechanical valve. Mechanical heart valves are designed to last for the life of the patient, but they can lead to blood clots as a reaction to the presence of this foreign body. According to CMS, there are approximately 400,000 patients in the United States with mechanical heart valves, all of whom require warfarin. The American Heart Association, or AHA, indicates that there were approximately 93,000 heart valve replacement surgeries in the United States during 2002, which we believe included more than 25,000 mechanical valve implants.
- *Atrial Fibrillation.* Atrial fibrillation is an irregular, fluttering heartbeat that may cause blood to pool within the upper chambers of the heart, leading to blood clots that can cause a heart attack or stroke. According to the *AHA's Heart Disease and Stroke Statistics—2005 Update*, there are approximately 2.2 million patients in the United States with atrial fibrillation. The *2005 Update* estimates that atrial fibrillation is responsible for approximately 105,000 to 140,000 strokes, or 15% to 20% of all strokes in the United States annually. According to a 2004 publication in *Clinical Cardiology*, research to date shows that warfarin provides a major potential benefit to patients with atrial fibrillation, reducing the risk of stroke by approximately 68%. However, fewer than 50% of eligible patients are treated because of fear of brain hemorrhage. To reduce this risk, careful monitoring of warfarin dosage is critical.

While our INRatio System is primarily marketed to physicians treating and patients suffering from these two chronic conditions, it is also sold to physicians for the management of warfarin dosage in patients with an acute need for the medication.

Importance of Monitoring and Managing Warfarin Dosage

The safety and effectiveness of warfarin depends on maintaining the blood's ability to coagulate within a narrow therapeutic range, which can be challenging if not actively managed. If there is too much warfarin in a patient's bloodstream, there is a risk of hemorrhage, or uncontrolled internal or external bleeding, which can be fatal. If there is too little warfarin in the bloodstream, it will be ineffective in reducing the risks associated with blood clots from the underlying condition, such as a stroke or heart attack.

A patient's warfarin dosage typically is managed by first giving a small starting dose and measuring the patient's blood clotting time, adjusting the dose and measuring again, and so on, until the patient's proper therapeutic dosage is achieved. When the correct dosage has been achieved, the anticoagulation effect of the drug will be within a safe and effective therapeutic range. The effectiveness of warfarin can vary between patients and within the same patient, depending upon a number of factors. Changes in diet, alcohol consumption, interaction with other drugs, a patient's overall health and environmental factors can all affect the degree of anticoagulation caused by warfarin. These factors make it important for patients on warfarin to measure their blood clotting ability frequently to provide their physicians with the information necessary to maintain an appropriate level of warfarin. Prothrombin time, or PT, is an expression of the time it takes for blood to clot and reflects the anticoagulation effect of warfarin. The internationally recognized measurement standard for clotting time is known as PT/INR. INR is the International Normalized Ratio, which expresses PT in a common scale established by the World Health Organization. Higher PT/INR values indicate the blood will take more time to clot, whereas lower values indicate the blood will clot more quickly.

Clinical Laboratory and Point-of-care PT/INR Testing and their Limitations

Clinical Laboratory Testing. PT/INR measurements have traditionally been and are mostly still performed and analyzed in a clinical laboratory using sophisticated and costly high-volume screening equipment. Clinical laboratory tests accounted for 71% of all PT/INR tests performed in 2005 on Medicare patients. Clinical laboratory testing methods for PT/INR measurement are precise; however, these methods are inconvenient for the patient and the physician, and therefore not conducive to compliance. Clinical laboratory test results typically are not available until the following day, which could prevent a physician from properly advising a patient during their visit. In addition to being inconvenient for the patient, the delay in obtaining test results creates inefficiencies because the physician or nurse practitioner must perform patient call backs in order to advise patients of changes needed to their warfarin dosages.

Point-of-care Testing. Handheld devices for PT/INR point-of-care measurement have existed since 1987. However, we believe that physician adoption of these devices was limited due to mixed clinical results regarding their precision and accuracy. In contrast to PT/INR tests performed in a clinical laboratory, point-of-care PT/INR tests can use capillary blood from a finger stick and produce quick results because tests are performed using a real time PT/INR measurement device directly at the patient point-of-care, such as at a physician's office, anticoagulation clinic or nursing home. The ability to obtain a quick PT/INR test result is valuable because it allows the healthcare professional to adjust warfarin dosage and suggest lifestyle changes with the patient during the same office visit. In addition, point-of-care PT/INR testing reduces time required and costs associated with the use of clinical laboratories that are not in close proximity to the physicians and patients. These costs include sample collection and processing steps, transportation costs, and the time spent by a physician or nurse practitioner performing patient call backs.

CMS reimburses both clinical laboratory and point-of-care PT/INR tests. However, as CMS has observed in its September 2001 National Coverage Decision Memorandum regarding PT/INR self-testing, clinical laboratory tests are generally performed only once every four to six weeks, due in large part to practical constraints of access and labor-intensiveness. In the Decision Memorandum, CMS indicated that monthly testing is inadequate for the majority of patients on chronic warfarin therapy, because the medication is highly individualized and affected by common variables like diet. More frequent testing helps to improve the time that patients spend within their therapeutic PT/INR range, which may minimize adverse events, such as dangerous blood clots or serious bleeding, associated with inadequate or excessive anticoagulation. CMS evaluated 11 clinical studies published in peer-reviewed journal articles, all of which found patients using home PT/INR monitors performed favorably compared to control groups treated at a medical facility. Seven of the eight studies that measured statistical significance showed statistically significant better time in therapeutic range, or TTR, for the patient self-testing group than for the group that received either usual care from a hospital or commercial laboratory, or point-of-care testing, regardless of testing frequency.

CMS Decision Memorandum Observations

	Usual Care	Point-of-care	Patient Self-Testing
General observations			
Current site of patient testing	<80%	≈20%	<5%
Testing intervals	4-6 weeks	2-3 weeks	Weekly
Adverse event rates	>15%	<8%	Lowest
Observations based on specific studies			
Time in therapeutic range, TTR	32-68%	32-68%	56-92%

The studies described by CMS consistently showed that the more frequently a patient was tested the more time that patient spent in their therapeutic range, leading CMS to observe "in order to achieve time in therapeutic range of greater than 90%, a patient most likely needs to be tested once a week." CMS went on to note that "increased TTR leads to improved clinical outcomes, with reductions in thromboembolic and hemorrhagic events."

The Emergence of a Patient Self-Testing Market

The confluence of improved technology, approval of reimbursement coverage and increased physician and patient awareness has led to the emergence of a patient self-testing market for warfarin users. By early 2000, the FDA had cleared three monitors for patient self-testing, but each instrument had limitations. Studies have demonstrated that the accuracy and reliability of newer devices for patient self-testing compared well with clinical laboratory testing. The patient self-testing market has emerged as government and private payors have begun to provide reimbursement. Medicare reimbursement for up to weekly PT/INR monitoring of anticoagulation management for warfarin patients with mechanical heart valves went into effect in 2002 following publication of the CMS Decision Memorandum. Several European countries have also implemented national reimbursement coverage of home PT/INR testing for chronic warfarin patients, including Germany, the United Kingdom, Denmark and the Netherlands.

Medicare reimburses for services provided to patients who perform PT/INR self-testing, similar to the Medicare reimbursement procedure for patients on pacemakers and Holter monitors. Our meters and test strips are distributed to Medicare patients without charge through a Medicare licensed facility known as an Independent Diagnostic Testing Facility, or IDTF, which may also monitor patient compliance and convey test results to the treating physician. Medicare provides a one-time reimbursement of $251 per patient for the cost associated with training patients in the proper use of our INRatio System. Medicare also provides for an annual total of over $1,900 per patient for physician review, monitoring service and the testing materials. If all of the approximately 400,000 U.S. mechanical heart valve patients on warfarin performed weekly PT/INR self-testing, Medicare reimbursement for this population would be approximately $800 million annually.

The Department of Veterans Affairs has sponsored a clinical study known as The Home INR Study, or THINRS, to evaluate weekly PT/INR patient self-testing for patients with atrial fibrillation or a mechanical heart valve. THINRS is a randomized, open-label, active control outcome study designed to compare weekly patient self-testing with conventional monthly monitoring in the clinic. This study commenced in 2003 and is expected to be completed in 2008. It is anticipated that 3,200 patients will be enrolled at 32 sites. The study participants must have atrial fibrillation or mechanical heart valves and be scheduled to receive warfarin for at least two years. Participants are assigned into either a weekly patient self-testing group or monthly conventional monitoring group. The study evaluates adverse event rates, time to first adverse event, time in therapeutic range for anticoagulation intensity, and total healthcare cost and utilization. We expect that results from this study will be influential in Medicare's decision regarding reimbursement for PT/INR patient self-testing in atrial fibrillation. If Medicare were to commence reimbursement for PT/INR patient self-testing for the approximately 1.2 million atrial fibrillation patients currently on chronic warfarin, this will significantly increase the PT/INR patient self-testing market.

As more physicians, insurance providers and patients become aware of the healthcare benefits derived from more frequent PT/INR testing and the availability of simple and convenient PT/INR testing devices designed specifically for the patient self-testing market, we expect the PT/INR patient self-testing market to grow significantly.

The HemoSense Solution

We believe that the INRatio System represents a new generation of PT/INR testing devices designed specifically for use in both patient self-testing and by healthcare professionals at the point-of-care. We believe that physicians generally will not prescribe patient self-testing unless the physician is confident that the patient will be able to comply with the testing requirements. Many patients needing warfarin are Medicare patients, some of whom may have limited manual dexterity and may be challenged by complex test instructions and training. We believe that we offer a unique combination of factors that make our INRatio System a simple and straightforward patient self-testing PT/INR measurement device. These features also enable busy healthcare professionals to quickly train their patients in the use of our system as a tool for monitoring their warfarin therapy. Specifically, these features include:

- *Patient-friendly, fast and easy-to-use meter and test strips.* Our INRatio System weighs less than a pound, is handheld, battery-operated and provides test results generally in two minutes or less. Results are displayed on an easy to read screen and stored in memory. A typical test requires a finger stick to provide one drop of blood, which is then deposited onto a disposable test strip that has been inserted into the INRatio meter.

- *Integrated quality control tests.* Our INRatio System's fully integrated, on-board quality controls are designed to ensure the accuracy of each test and to help simplify patient self- testing by eliminating the need to perform separate quality control tests. Each time a PT/INR test is conducted, the INRatio System automatically performs two laboratory-like quality control tests within the same single disposable test strip. The integrated quality controls and self-tests built into the meter serve as additional safeguards against misuse. These tests are designed to confirm that the test strip has not been damaged, that the patient is using the system correctly and that the meter is performing as intended. In some competing PT/INR testing systems, the quality control tests are not fully integrated and must be performed manually using additional test strips and separate containers of control solution.

- *Straightforward patient training.* Our INRatio System's features result in a clear-cut training procedure that we believe is easy for a patient to understand and remember and that we believe will encourage more patients to self-test. Unlike some competing products, our training is so simple that it can be done by phone or online, rather than in person. With the INRatio System's simple user interface, the meter guides the patient through a few intuitive steps. Error messages appear on the screen in the event that proper procedures are not followed. There is no need to learn how to use quality controls that require additional test strips, special handling and precise timing steps.

- *Test strips that may be stored up to one year at room temperature.* Our INRatio System's disposable test strips do not require refrigeration, which provides additional convenience to patients and significant storage and handling cost savings to distributors and resellers. The test strips can be stored at room temperature for up to one year, compared to only 30 to 60 days for test strips used in other currently available PT/INR devices. Refrigerated test strips must be warmed by a patient to room temperature prior to use, requiring patients and healthcare professionals to plan ahead in order to allow time for acclimation to occur.

- *Proprietary, reliable electrochemical technology.* Our proprietary electrochemical technology generates rapid results and does not rely on mechanical moving parts. The sensors used in our system are small and allow us to measure a patient's PT/INR value and two levels of quality control with a single drop of blood.

The ability of patients to home test with our INRatio System reduces the time and inconvenience required to manage warfarin by reducing or eliminating trips to the laboratory or doctor's office for testing, both for the patient and, often, for the caregiver. In addition, the INRatio System's patient-friendly design and functionality helps minimize the burden of PT/INR self-testing for patients. With PT/INR patient self-testing, patients play an active role in management of their warfarin dosage, which we believe encourages optimal patient compliance.

Our Strategy

Our objective is to become the leading provider of PT/INR patient self-testing and point-of-care testing systems and related products for the monitoring of patients on warfarin. We seek to improve therapeutic outcomes while dramatically reducing the need for inconvenient visits by patients to healthcare professionals for routine testing. To achieve these objectives, we are pursuing the following strategies:

- *Increase awareness among physicians and patients of the advantages of the INRatio System and the benefits of weekly PT/INR testing.* Our goal is to establish the INRatio System as the leading ease of use PT/INR testing device and the new standard of care. We continue to create awareness among patients and healthcare professionals of the advantages of the INRatio System for weekly patient self-testing and point-of-care testing. Because the INRatio System is easy to use, we intend to establish the INRatio System as the standard of care for PT/INR testing by patients in their homes and by healthcare professionals and caregivers in clinics, physicians' offices, hospitals and long-term care facilities.

- *Leverage our established and growing network of distributors worldwide.* Our target market can be broken down into several key segments, including anticoagulation clinics, physician office practices, hospitals, long-term care facilities, home healthcare and patient self-testing. We are establishing relationships with nationally recognized partners to optimize our sales and distribution to each of these market segments. Our sales force assists our distributors in developing and maintaining relationships with leading medical professionals in order to facilitate the adoption of the INRatio System. We intend to expand our distribution internationally in order to gain access to new markets, such as Asia and South America, and to bolster our presence in Europe.
- *Utilize and expand reimbursement opportunities.* Clinical studies are currently underway to evaluate weekly PT/INR patient self-testing specifically for patients with atrial fibrillation. As data from these studies become available, we plan to campaign actively, both independently and in conjunction with our competitors and various healthcare professional associations, for reimbursement coverage of weekly PT/INR self-testing for patients with atrial fibrillation in both the United States and Europe. In addition, we plan to participate in efforts and discussions that support reimbursement for weekly patient self-testing and point-of-care testing for other indications. We also intend to address the PT/INR testing needs of patients on short-term warfarin therapy, such as patients at risk of blood clots resulting from accidents or surgeries.
- *Develop product improvements and extensions.* We intend to develop improvements to our INRatio System with a focus on assuring that our products continue to be easy to use and convenient for our end-users.

Our Products

Our INRatio System is an easy-to-use testing system designed specifically for patient self-testing that provides PT/INR test results using one small drop of blood from the patient's finger. The INRatio System consists of a small, handheld meter and disposable test strips which contains integrated, laboratory-like quality control tests that are designed to assure the accuracy of PT/INR test results. We shipped our first commercial INRatio System in March 2003.

INRatio Meter

The INRatio meter contains a heater, digital user interface, and electronic components that measure the changes in resistance or impedance in a blood sample during the coagulation process. To ensure the proper functioning of its components, the INRatio meter performs a series of self-diagnostic tests every time the device is turned on. The meter has three buttons that control all of its functions and has a prominent, easy to read screen on which instructions and results are clearly displayed. The meter has the ability to store up to 60 PT/INR test results and contains a data port for interfacing with an optional printer. The meter is powered by four AA batteries and has an optional external A/C adapter. The user can choose to display messages in any of ten languages programmed into the meter.

INRatio Disposable Test Strips

The INRatio disposable test strips use our proprietary electrochemical technology to measure a patient's PT/INR value and perform two laboratory-like quality control tests on a single test strip with a single drop, or approximately 15 microliters, of blood. The two quality control tests confirm standard PT/INR readings for the normal lower range, or low control, and the therapeutic upper range, or high control. This helps ensure that the meter and test strip are functioning properly and that the patient's PT/INR test result will be accurate. The meter and a single test strip automatically perform all three tests each time a patient's blood sample is applied to a test strip that has been inserted into the meter. When the INRatio meter detects an unacceptable quality control test result, it does not display a potentially incorrect PT/INR test result, but rather alerts the user to the error. We designed our proprietary test strips with on-board quality control tests and our meter with built-in electronic diagnostic tests to help ensure the accuracy of test results and to simplify the process by eliminating the need to use specialized control test liquids and additional test strips to obtain quality control test measurements. Unlike competitive products, our test strips do not require refrigeration and can be shipped and stored at room temperature for one year, which provides distribution advantages and improves patient convenience. INRatio test strips can only be used with the INRatio meter.

INRatio Accessories

We include all accessories needed for the use of the INRatio System in the patient self-testing and point-of-care environments, such as lancets. Additionally, through partnerships we offer options that include software interfaces to data and billing systems.

Our Technology Platform

The INRatio System utilizes an electrochemical sensor to detect and measure changes in electrical impedance of a blood sample as it coagulates. The change is then recorded by the meter and converted to a PT/INR reading. When the meter is turned on, it performs an electronic diagnostic check, the first of a number of quality control tests performed by the INRatio System. Once the test strip is inserted into the meter, it is warmed to normal body temperature, and the meter alerts the user to apply the blood sample. After a drop of blood is applied to the sample well on the test strip, it is drawn by capillary action across the surface of the test strip and into the test area where it mixes with reagents that cause coagulation. The blood sample contacts separate electrodes which measure changes in impedance that occur during coagulation. As the reaction progresses, the electrical impedance increases and then gradually drops as the clotting process is completed. The elapsed time, in seconds, until the endpoint is reached is the raw PT time, which is then used to calculate the INR of the sample. The meter displays the patient's PT/INR results generally within two minutes or less after the blood sample is applied.

Sales and Marketing

The market for the INRatio System includes patient self-testing, physician office practices, anticoagulation clinics, hospitals, long-term care facilities, nursing homes and home healthcare providers. We currently sell our INRatio meter and disposable test strips through distribution agreements in the United States and internationally. In the United States, our distribution agreements provide us with access to more than 2,000 sales representatives.

U.S. Distribution

We have agreements with seven national medical device distribution companies: We also have agreements with seven regional distributors and National Distribution & Contracting, Inc. which provide regional distribution through its members. A description of our national distribution relationships is set forth below.

- *Cardinal Health.* We entered into a distribution agreement with Cardinal Health in December 2003. Cardinal Health is one of the largest medical supply companies in the United States and has over 500 sales and service specialists that focus on marketing to physician office practices and hospitals. Our agreement with Cardinal Health provides us with broad geographic coverage of the physician and hospital market segments. The term of our agreement with Cardinal Health runs through April 2007 and may be renewed for successive one-year terms. Either party may terminate the agreement without cause upon 90 days written notice.
- *McKesson Medical-Surgical.* We entered into a distribution agreement with McKesson Medical-Surgical in May 2005. McKesson Medical, a subsidiary of McKesson, the world's leading healthcare services company, is a leading distributor of medical supplies and equipment to physician practices, surgery centers, hospitals, home care and extended care facilities. Under our agreement, McKesson Medical acts as a non-exclusive distributor of our products to medical clinics, hospitals, physician groups and other medical sites, excluding long-term care facilities and home health care. The term of our agreement runs through May 2010 and continues automatically for successive five year terms. Either party may terminate the agreement without cause upon 90 days written notice or with cause upon 10 days written notice.

- *Medline.* We entered into a distribution agreement with Medline in June 2004. Medline is the largest privately-held national manufacturer and distributor of medical supplies in the United States and has over 700 dedicated sales representatives nationwide, and 29 distribution centers in North America. Our distribution agreement with Medline provides us with exclusive access to the long-term care, nursing home and home healthcare market segments. The initial term of our agreement with Medline runs through December 2009 and may be renewed for additional one year periods. The agreement may be terminated by either party within 90 days following an uncured material breach. We are obligated to indemnify Medline in certain circumstances, including for intellectual property infringement claims, breaches of the agreement or our negligence.
- *National Distribution and Contracting, Inc.* We entered into a distribution agreement with National Distribution and Contracting, Inc., or NDC in May, 2005. The original terms of our agreement with NDC ran through May, 2006 and automatically renews for successive one-year period unless terminated by either party in the 90 day period. NDC through its subsidiaries represents nearly 300 distributors, the largest organization of independent medical, surgical, dental and laboratory supply distributions in the United States. Either party may terminate the agreement without cause upon 90 day written notice or with cause upon 60 day notice.
- *Quality Assured Services.* We entered into a distribution agreement with QAS in March 2003. QAS is a specialized healthcare sales, service, marketing and distribution company that focuses on new and evolving, easy-to-use medical diagnostics and related products for patient home care and professional office use. We believe that QAS is unique in the market due to its combination of medical diagnostics distribution, telehealth services, disease management, health insurance adjudication, training, and market development services. The term of our agreement with QAS runs through February 2007 and will be automatically renewed for one-year periods unless terminated by either party in the 60-day period preceding the end of any term. We are obligated to indemnify QAS in certain circumstances, including claims against us for malfeasance.
- *Raytel.* We entered into a distribution agreement with Raytel in April 2004. Raytel is the market leader in contracted services for pacemaker and Holter monitoring, and employs a U.S. field sales force of 25 sales representatives. Our agreement with Raytel is focused on the PT/INR patient self-testing market and provides us with exposure to the patient base of St. Jude Medical, the largest manufacturer of mechanical heart valves. Raytel is the exclusive IDTF for St. Jude Medical's marketing of PT/INR patient self-testing in conjunction with its mechanical heart valve product. As an IDTF, Raytel focuses on managing and monitoring these patients and has significant resources to handle claims processing and the logistics of product supply. The term of our agreement with Raytel originally ran through April 2006 and now automatically renews for one-year periods unless terminated by either party in the 90-day period preceding the end of any term.
- *Reliant Healthcare.* We entered into a distribution agreement with Reliant Healthcare Services, Inc. in January 2006. Reliant Healthcare Solutions is a full-service provider and IDTF for the INRatio System for patients/caregivers to test PT/INR at home. Reliant's streamlined enrollment process includes management of paperwork necessary to gain insurance coverage. The terms of our agreement runs through December 2006 and annually renews automatically. Either party may terminate the agreement without cause upon 90 day written notice or with cause upon 60 day notice.

International Distribution

We currently have 15 distribution agreements covering 22 countries internationally. These agreements generally provide that each distributor can sell into the professional and home-use markets within a country. Germany, as an exception, has two distributors covering the country. Our distribution agreements internationally include those with MicroMedical, IMed Partners and InaBattke KG in Germany; as well as agreements with distributors covering Australia, Austria, Belgium, China Denmark, Finland, Holland, Greece, Ireland, Israel, Italy, Lithuania, Luxembourg, New Zealand, Norway, Portugal, Spain, Sweden, Switzerland and the United

Kingdom. Germany is a particularly important international market for us because its medical and patient communities have been leaders in the adoption of patient self-testing. We intend to continue to enter into distribution agreements in other select countries where PT/INR patient self-testing and point-of-care testing are established medical practices. In emerging markets such as Asia and South America, we intend to identify strategic partners as distributors of our product.

Sales and Marketing Organization

We intend to use a variety of marketing tools to build market awareness, drive product adoption, ensure continued usage and establish brand loyalty for the INRatio System by:

- expanding awareness of the benefits of the INRatio System with distributors, physicians, nurse practitioners, educators and patients;
- extending strong educational and training programs to healthcare providers and patients to ensure the understanding of the ease of use, safety and effectiveness of the INRatio System;
- building on a readily-accessible telephone and web-based technical and customer support infrastructure for our distribution partners, healthcare providers and patients; and
- optimizing upon our network of leading distributors to sell our products to physician office laboratories and directly to the patients.

As of November 30, 2006, we employ 35 people in sales and marketing. Seventeen salespeople are located in key locations throughout the United States working with distribution partners and healthcare providers. We employ six product specialists in the field that focus on training and product troubleshooting for large accounts. Located in the corporate office are 11 employees, including five within marketing and six in customer and technical service. We also employ a director of international business development in Europe to support our international distribution partners and healthcare providers.

Competition

The market for PT/INR patient self-testing and point-of-care diagnostics is intensely competitive and is subject to rapid changes including new product introductions. We believe that two companies, Roche Diagnostics and International Technidyne Corporation, a division of Thoratec, currently account for over 85% of the worldwide sales of PT/INR point-of-care and patient self-testing devices. Both of these competitors use a meter and disposable strips or cartridges, to test blood obtained by lancing the finger or drawing blood from a vein. Both of these competitors are focused on expanding their presence in the patient self-testing market. Both competitors have introduced a new system during the last 12 months.

In addition to our current competitors, we expect to encounter new entrants to the market, particularly if increased reimbursement drives the adoption of patient self-testing and increased testing volume. Specifically, Inverness Medical Innovations has announced that it plans to introduce its own warfarin anticoagulation monitoring device in 2007.

Our competitors enjoy several competitive advantages, including:

- significantly greater name recognition;
- established relationships with healthcare professionals, patients and third-party payors;
- established distribution networks;
- additional product lines and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;
- greater experience in conducting research and development, manufacturing, obtaining regulatory approval for products and marketing; and

- greater financial and human resources for product development, sales and marketing and patent litigation.

We believe the principal competitive factors in our market include:

- reliability and ease of use;
- technological leadership and superiority;
- improved patient outcomes and reduced overall time to manage therapy; and
- effective marketing, distribution, service and support.

Emerging Oral Anticoagulation Therapies

A number of pharmaceutical companies are working on the development of a new class of oral direct thrombin inhibitors, or DTIs, to replace older anticoagulants such as warfarin. In theory, these new oral DTIs should have very few drug/non-drug interactions and should not require the same level of monitoring that warfarin requires. One goal of current research in this area is the elimination of the need for PT/INR testing, which, if successful, could render our device obsolete. As of yet, it is unknown whether oral DTIs will be approved in the United States or perform as well as warfarin, especially for the chronic user.

Manufacturing

The primary components of the INRatio System are the INRatio meter and the INRatio disposable test strips. We manufacture the INRatio test strips at our California headquarters and we contract with an electronic manufacturing services supplier to manufacture the INRatio meter. We offer other accessories as part of the INRatio System such as lancets, blood collection devices, power supplies, and printers. These supplies and accessories are manufactured by third parties and are not customized for the INRatio System.

Both the INRatio meter and test strips are manufactured using components and assemblies that have been supplied by outside vendors. The test strip manufacturing process includes reagent dispensing and drying steps, mechanical assembly, packaging and calibration. Plastic film substrates are purchased from outside vendors that perform printing, die cutting and laminating operations according to specifications we have established. These printed and cut films are shipped to our manufacturing facility where we perform an incoming quality control check prior to test strip assembly. The meter is manufactured by an electronic manufacturing services company that is responsible for procuring materials, assembly, and testing of the device according to our specifications. The meters are shipped to our manufacturing facility where we perform calibration, packaging and labeling.

We use contract manufacturing relationships to minimize our capital investment, help control costs, and take advantage of the expertise these third parties have in the production of these assemblies. We also purchase certain components and materials from single sources due to constraints resulting from intellectual property requirements, quality or cost reasons. Currently, those single sources are Dade Behring, which produces a reagent used in our test strips, Haematologic Technologies, which produces the control reagents and Flextronics, which manufactures our meters. We have supply agreements in place with these single source suppliers that provide for notification and termination periods; however, because of the custom nature of the components and the FDA requirements for validation and verification of significant changes, a supply interruption from any of these suppliers would limit our ability to produce our systems and could have a material adverse effect on our business. Our agreement with Dade Behring is terminable upon 90 days notice. In October, 2006 we extended the expiration of this agreement to March 2008, we have the option to extend the term until January 2015, the date of the last expiring patent covered by the agreement, by making a payment of $2.75 million, if made prior to March 2008. Our agreement with Haematalogic Technologies is terminable upon 18 months notice and our agreement with Flextronics is terminable upon 90 days notice.

Research and Development

We are developing a new version of the INRatio meter that we believe would make our system even more attractive for the PT/INR patient self-testing market. We expect this new product to utilize the current architecture of the INRatio disposable test strip and deliver the same patient-friendly feature set as the current INRatio meter.

Based on our initial specifications, we expect the new version could reduce our per-unit manufacturing costs at comparable volumes, using the same manufacturing technologies as the current INRatio System. Beyond investing in the design of a future version, we intend to continue developing a number of product enhancements for the INRatio System platform. We have also partnered with an integrated communications capability for use in the professional setting that will provide an automated means to interface the INRatio meter to a data management system. Product development efforts related to the current INRatio System are focused on manufacturing process enhancements aimed at cost reduction and quality improvements, as well as functional enhancements.

We believe that our electrochemical technology has applications in other tests beyond the measurement of PT/INR values for patients on warfarin. We plan to conduct feasibility studies for additional coagulation parameters such as APTT, or activated partial thromboplastin time, and ACT, or activated clotting time.

We have had research and development expenses of $2.7 million, $1.3 million and $1.4 million in fiscal years 2006, 2005 and 2004, respectively.

Intellectual Property

Protection of our intellectual property is a priority for us. We plan to pursue and maintain patent protection in both the United States and Europe. We rely on a combination of patents, copyrights, trade secrets and nondisclosure agreements to protect our proprietary rights. Currently, we have five issued U.S. patents and two issued European patents, which has been validated in certain member states of the European Patent Convention, including Germany and Austria. In addition, we have one pending European patent application. Three of the issued U.S. patents cover the INRatio System and its method of measuring blood coagulation. They expire in 2017. Similarly, the pending European application contains claims that would cover our INRatio System and its method of measuring blood coagulation if it were to issue in its present form. The pending European application, if issued, would expire in 2018.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on assertions of patent infringement. On June 22, 2005, we received a letter from Beckman Coulter claiming that our test strip includes intellectual property covered by one of their patents, U.S. Patent 5,418,141, and that we could require a license to the patent. After requesting more information from Beckman Coulter and performing an investigation on their assertion, we concluded that their patent does not cover our test strip and that we do not need to obtain a license from them. Together, our patents, patent application and licenses of patents protect aspects of our technologies. We believe that our patent and license position will provide us with sufficient rights to develop, sell and protect our product.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by generally requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure agreements on commencement of their employment or engagement.

In April 2003, Inverness Medical Innovations filed suit against us, alleging that disposable test strips for our INRatio System infringed certain patents held by Inverness. In July 2004, we entered into a settlement and mutual release agreement with Inverness pursuant to which we received a non-exclusive, perpetual, non-transferable worldwide license to the patent rights in exchange for a product royalty of 1.5% of net strip sales, which is subject to a cap on aggregate royalties payable of $5.0 million. These began to accrue in July 2006 and the issuance to Inverness of a $1.0 million secured subordinated promissory note was completed in 2005.

Government Regulation

Our products are medical devices subject to extensive regulation by the FDA and other regulatory bodies. FDA regulations govern, among other things, the following activities that we perform and will continue to perform to ensure that medical products distributed domestically and exported internationally are safe and effective for their intended uses:

- product design and development;
- product testing;
- product manufacturing;
- product safety;
- product labeling;
- product storage;
- recordkeeping;
- premarket clearance or approval;
- advertising and promotion; and
- product sales and distribution.

FDA's Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket clearance from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk to the patient are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Most class I devices are exempted from this requirement. Devices deemed by FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device or a pre-amendment class III device for which premarket clearance applications, or PMAs, have not been required by the FDA, are placed in class III, requiring premarket clearance. All of our current products are class II devices.

510(k) Clearance Pathway. To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMAs. By statute and regulation, the FDA is required to clear, deny or request additional information on a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, 510(k) clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.

We received 510(k) clearance for our INRatio System for professional use in May 2002, and for use in patient self-testing in October 2002. The components of our system include the meter, test strips, blood lancets, blood collection device and power supplies. A printer, manufactured by a third-party, is available as an accessory.

Product Modifications

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any of these decisions. We have modified various aspects of our INRatio System since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. If the FDA disagrees with our determination not to seek new 510(k) clearances, the FDA may require us to seek 510(k) clearance or premarket approval. The FDA also can require us to cease marketing and/ or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to warning letters, significant regulatory fines or penalties, seizure or injunctive action, or criminal prosecution.

Premarket Approval Pathway. If the FDA denies 510(k) clearance for one of our products or if one of our products is not eligible for 510(k) clearance, we must follow the premarket approval pathway for that product before marketing commences. A PMA requires reasonable assurance of the safety and effectiveness of the device to the FDA's satisfaction. A PMA must provide extensive pre-clinical and clinical trial data and also information about the device and its components, including, among other things, device design, manufacturing and labeling. After approval of a PMA, a new premarket approval or premarket approval supplement is required in the event of a significant modification to the device, its labeling or its manufacturing process. The premarket approval pathway is much more costly, lengthy and uncertain than 510(k) clearance. It generally takes from one to three years or even longer from submission of a complete application to PMA approval.

No device that we have developed has required premarket approval, nor do we currently expect that any future device or indication will require premarket approval.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

- quality system regulations, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
- labeling regulations, which prohibit the promotion of products for uncleared, unapproved or "off-label" uses;
- medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;
- correction and removal regulations, which require that manufacturers report to the FDA any corrections to, or removals of, distributed devices that are made to reduce a risk to health; and
- post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

We will need to continue to invest significant time and other resources to ensure ongoing compliance with FDA quality system regulations and other postmarket regulatory requirements.

The FDA enforces the quality system regulations, or QSRs, through scheduled and through unannounced inspections. We underwent an inspection of our facilities by the FDA in 2005, which resulted in the issuance of an FDA Form 483 containing two observations. First, the inspector observed that we failed to timely file Medical Device Reports, or MDRs, for six of seven complaints the inspector reviewed claiming that our INRatio device took inaccurate readings none of which resulted in a patient injury. MDRs are required to be filed, even if an injury has not occurred, if our device may have caused or contributed to a death or serious injury or if it may have malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. We categorize as complaints instances reported to us in which our device takes a reading that is different from what the user expected. For example, discrepant results can be different readings obtained by the user on separate occasions using either the same or another testing device. In addition to potential device malfunction, discrepant PT/INR test results can arise from a number of factors, such as failure to follow our instructions for use, a patient's medication or diet between measurements, or variability in measurement results among different manufacturers' instruments. Since we began selling our product, we have received complaints of discrepant test results representing approximately .01% of all test strips sold. At the time that we received the complaints reviewed by the FDA, our written procedure did not provide for the analysis of whether to file an MDR if the complaint solely involved discrepant results, without any resulting patient injury. In addressing the FDA's observation, we have revised our MDR reporting procedure to now determine when discrepancies between measurements taken with our device and those taken with a clinical laboratory device should be classified as a malfunction and result in an MDR filing. As a result of this revised procedure, we will be filing an increased number of MDRs. The FDA's second observation was that we had not properly defined and documented the procedures we employ to identify the statistical techniques for calibration of our test strips. This observation requires us to provide clarification of how our current strip calibration procedures are in conformity with standards applicable to PT/INR testing. We have filed a response to these observations that includes a description of and basis for our revised MDR reporting procedure, as well as the documentation of procedures employed to identify valid statistical techniques for our test strip calibration and our conformity to applicable standards. The FDA subsequently issued a Warning Letter on October 5, 2005. The Warning Letter indicates that the FDA believes that our response did not provide sufficient detail and documentation for the FDA to evaluate whether our corrective actions would be adequate to prevent recurrence of the observations. We have submitted a further written response to the FDA.

In addition, on November 29, 2006, the FDA issued us a Warning Letter as a follow-up to a FDA Form 483 notice of inspectional observations relating to a FDA inspection of our facilities conducted in May through July of 2006. This Warning Letter indicates among other things that the FDA believes that our responses to its FDA Form 483 notice were insufficient because we did not include analysis of root cause and because our corrective and preventive actions to address the specific observations have not yet been completed. We are in the process of preparing a further written response to the FDA to address these concerns, but there can be no assurance that the FDA will not in the future impose more serious enforcement actions, which may include the following sanctions:

- fines, injunctions and civil penalties;
- recall or seizure of our products;
- operating restrictions, partial suspension or total shutdown of production;
- delays in clearance or approval, or failure to obtain approval of our products or product modifications;
- withdrawal of clearances or approvals; and
- criminal prosecution.

We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors. Our most recent inspections by these agencies resulted in no observations.

CLIA waiver. The Clinical Laboratory Improvement Amendments, or CLIA, is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations promulgated under CLIA establish three levels of diagnostic tests: waiver, moderately complex and highly complex, and the standards applicable to a clinical laboratory depend on the level of tests it performs. A CLIA waiver is available to clinical laboratory test systems if they meet certain requirements established by the statute. Waived tests are exempt from quality standards and are defined as simple tests having an insignificant risk of an erroneous result. Following the 510(k) clearance of our self-testing submission, we applied for a CLIA waiver for professional use of our INRatio System and received that waiver in December 2002. For patient self-testing, the INRatio System was waived under a CLIA provision that provides that tests approved by the FDA for home use automatically qualify for CLIA waiver.

International

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.

The primary regulatory environment in Europe is that of the European Union, which consists of 25 countries encompassing most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a "Notified Body." This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. In November 2002, our INRatio System was certified by TÜV Rhineland Product Safety of Cologne, Germany, a Notified Body, under the European Union In-Vitro Diagnostic Directive allowing the CE conformity marking to be applied and marketing to commence throughout the European Union.

Third Party Reimbursement

Healthcare providers that purchase medical devices, such as the INRatio System, generally rely on third party payors, including Medicare and Medicaid programs and private payors, such as indemnity insurers, employer group health insurance programs and managed care plans, to reimburse all or part of the cost of the products and services they provide to patients. For home testing in the United States, the INRatio System will be sold principally through independent diagnostic testing facilities, or IDTFs, anticoagulation clinics, and physician practices that receive reimbursement from these third parties. As a result, demand for the INRatio System is dependent in part on the coverage and reimbursement policies of these payors.

Medicare Coverage and Reimbursement for Anticoagulation Self-Testing

Medicare published a National Coverage Decision, ("NCD"), memorandum in May 2002, which provided certain coverage for Medicare beneficiaries with mechanical heart valves. This determination covered anticoagulation self-testing as a diagnostic testing service paid under the Physician Fee Schedule through IDTF and physician services.

To qualify for coverage under Medicare, the NCD requires patients with mechanical heart valves to have been on anticoagulation therapy for a minimum of three months, to undergo training on anticoagulation management and on the use of the self-monitoring device, and to perform tests according to the prescribing physician's order, but no more frequently than once a week.

For eligible beneficiaries, Medicare provides reimbursement for training the beneficiary on anticoagulation management and proper use of the self-testing device, physician review of the test results and the equipment and supplies required to perform the test.

Medicare Point-of-care Reimbursement

Reimbursement for testing in a physician's office has been covered as outpatient services and reimbursed under Current Procedural Terminology codes. These codes cover all in-vitro diagnostic tests regardless of how the test is performed. Additionally, the physician can bill for an office visit in conjunction with performing the test.

Government reimbursement supports point-of-care testing over central laboratory testing by paying for patient evaluation and management when testing is done in the physician office or an anticoagulation clinic under the supervision of a physician. Evaluation and management services include reviewing the patient history, examining the patient, reading and interpreting the test results, determining if a dosage change is necessary, and counseling the patient. In contrast, if the physician's staff or anticoagulation clinic does a venous draw, sends the sample to the lab and calls the patient with the results and advice, no evaluation and management reimbursement is allowed.

Private Payors

Many third party private payors, including indemnity insurers, employer group health insurance programs and managed care plans, presently provide coverage for the patient's purchase or health professional's use of medical equipment which may include our INRatio System. The scope of coverage and payment policies varies among third party payors and may vary by region for certain private payors. To date, only a few of these payors have issued a coverage decision for any warfarin monitoring indication. Despite this, many private payors have been reimbursing individual patients on warfarin based on the medical necessity when support is provided by their physician. The possibility exists that coverage policies of individual third party payors may change unpredictably over time.

International

Point-of-care testing and reimbursement in the international marketplace is in various stages of approval and adoption. Point-of-care reimbursement outside the United States differs country by country, with the most advanced coverage of home testing established in 1996 for the German market. In Germany, both meters and test strips are provided to the patients through mechanical heart valve patient training centers or pharmacies. The Nordic region and the Netherlands work similar modes and provide meters and supplies through thrombosis centers, while the UK government only covers the supplies and not the meter.

Employees

As of November 30, 2006, we had 79 full-time equivalent employees, including 33 engaged in manufacturing operations and quality assurance, four in research and development, 35 in sales and marketing and seven in general and administrative functions. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good.

Available Information

We are subject to the reporting requirements under the Securities Exchange Act of 1934. Consequently, we are required to file reports and information with the Securities and Exchange Commission (SEC), including reports on the following forms: annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at *http://www.sec.gov.* You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (202) 551-8090 for further information on the operation of the public reference facilities.

You may also find on our website at *http://www.hemosense.com* electronic copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The contents of our website are not incorporated by reference in this Annual Report on Form 10-K.

ITEM 1A: RISK FACTORS

We have limited operating experience and a history of net losses. Unless we are able to significantly increase our revenue and reduce our costs, we may never achieve or maintain profitability.

We have a limited history of operations and have incurred net losses in each year since our inception. We received regulatory clearance to market our INRatio System in 2002 and began commercial sales in early 2003. During the past five fiscal years, we incurred net losses of $4.7 million in 2002, $6.9 million in 2003, $10.3 million in 2004 and $11.7 million in 2005 and $10.9 million in 2006. As of September 30, 2006, we had an accumulated deficit of $58.1 million. We expect that our operating expenses will increase nominally as we expand our business, devote additional resources to our research and development, increase sales and marketing efforts and bear the costs associated with being a public company.

We expect that the price of our common stock will fluctuate substantially.

The average daily trading volume of our stock is low, and our stock price may move significantly from the trading of relatively few shares. The market price for our common stock will be affected by a number of factors, including:

- our quarterly operating performance;
- changes in earnings estimates or recommendations by securities analysts;
- changes in the availability of reimbursement for the use of our products in the United States or other countries;
- the announcement of new products or product enhancements by us or our competitors;
- announcements of technological or medical innovations in PT/INR monitoring or anticoagulation treatment;
- our ability to develop, obtain regulatory clearance for and market new and enhanced products on a timely basis;
- product liability claims or other litigation;
- changes in governmental regulations or in our marketing approvals or applications from or with regulatory authorities; and
- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Changes in the price of our common stock will be unpredictable and any of these factors could cause our stock price to fluctuate substantially.

We may be unable to accurately predict our future performance, which could harm our stock price.

We provide guidance regarding future operating performance and our stock price is based, in part, upon those predictions. Because we have only recently become a publicly-traded company and have been in a commercial stage for a relatively short time, it may be difficult for us to accurately predict our operating performance each quarter, and we believe that our quarterly results will fluctuate as a result of many factors outside of our control, such as:

- demand for our product;
- timing of orders and shipments;
- the performance of our distributors on our behalf;

- our mix of sales between our distributors and our direct sales force;
- foreign currency fluctuations;
- seasonality, in Europe, relating to mechanical heart valve surgeries;
- the ability of our vendors to deliver materials in the time and in quantities we need,
- new product introductions by our competitors; and
- the timing and uncertainty of United States and foreign reimbursement decisions with respect to the use of our products.

We believe that our stock price would decline if we are unable to meet or exceed our predicted performance.

We depend upon a single product. If our INRatio System fails to gain market acceptance our business will suffer.

The INRatio System is our only product. Sales of this product will account for substantially all of our revenue for the foreseeable future. We cannot be sure that we will be successful in convincing patients and healthcare professionals to use our product. Certain competitors have products that are established in our target markets, and we may not be able to convince users of those products to switch to the INRatio System. Healthcare professionals may be hesitant to recommend our product to their patients given our short operating history and the fact that we are a relatively small company. If our product fails to gain acceptance in the point-of-care and patient self-testing markets, our business will be harmed.

We will be unable to achieve profitability unless we increase revenue and decrease the cost of manufacturing our test strips.

We will need to both significantly increase the revenue we receive from sales of our product and, to the extent possible, reduce our costs in order to achieve profitability. It is possible that we will never generate sufficient revenue to achieve profitability. Our failure to achieve and maintain profitability would negatively affect our business and financial condition and the trading price of our common stock.

The performance of our product may not be perceived as being comparable with established laboratory methods, which may limit the market acceptance of our product.

The majority of PT/INR testing has historically been and continues to be performed by large hospital or commercial laboratories. Healthcare professionals responsible for managing patients on warfarin therapy have experience with and confidence in the results generated by these large laboratories. In addition, these professionals influence many treatment decisions, including aspects critical to our business such as how often testing is to be performed, who is to perform the testing, and where testing is to be performed. In some instances, these decision makers may determine that our INRatio System test results lack the clinical history, accuracy and reliability of large laboratories. If we are unable to demonstrate to physicians' satisfaction that the performance of our INRatio System closely matches the results produced by these laboratories, market acceptance of our product will be limited.

We are subject to FDA inspection and possible enforcement action in the event of regulatory violations.

Our product and facilities are subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular, we are required to comply with quality system regulations, or QSR, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage, shipping and post market surveillance of our product. The FDA enforces the QSR through both scheduled and unannounced inspections. During May 2005, we underwent an inspection of our facilities by the FDA, which resulted in the issuance of an FDA Form 483 and, subsequently, a warning letter, because the FDA believed that our Form 483 response did not provide sufficient detail and documentation for the FDA to evaluate whether our corrective actions would be adequate to prevent recurrence of the inspection observations. In addition, during May, June and July of 2006, we underwent another inspection of our facility by the FDA which resulted in the issuance of a FDA Form 483 identifying deficiencies in the same general area as those described in the 2005 warning letter. We submitted our response to the Form 483 in July, 2006. On November 29, 2006, the FDA issued us a warning letter as a follow-up to the Form 483. This warning letter indicates among other things that the FDA believes that our responses to its FDA Form 483 notice were insufficient because we did not include analysis of root cause and because our corrective and preventive actions to address the specific observations have not yet been completed. We are in the process of preparing a further written response to the FDA to address these concerns but we cannot assure that the FDA will accept our response as adequate or will not take enforcement action against us, which may include the following sanctions:

- warning letter;
- fines, injunctions and civil penalties;
- recall or seizure of our products;
- operating restrictions, partial suspension or total shutdown of production;
- delays in clearance or approval, or failure to obtain approval of our products or product modifications;
- withdrawal of clearances or approvals; and
- criminal prosecution.

If any of these actions were to occur, it would harm our reputation and cause our product sales and profitability to suffer. Responding to inspectional observations may be time consuming and costly.

We are filing an increasing number of MDRs, which could harm market adoption of our product.

In order to correct an FDA observation during our recent inspection, we have revised our written procedure that describes when to file a medical device report, or MDR with the FDA. Our revised procedure requires us to file a medical device report, or MDRs for device malfunctions, including most allegations of inaccurate readings by our device. As a result, we have been filing, and expect to continue to file, an increased number of MDRs. MDRs are publicly available, and competitors have used this information in an attempt to disrupt our customer and potential customer relationships, which could harm market adoption of our product.

The success of our business is largely dependent upon the growth of the PT/INR patient self-testing market. If that market fails to develop as we anticipate, our results will be adversely affected

Our business plan is, in part, targeted at the emerging PT/INR patient self-testing market and our product has been designed to address that market. We cannot be sure that this market will grow as we anticipate. Such growth will require greater advocacy of patient self-testing from both healthcare professionals and patients than currently exists. Future research and clinical data may not sufficiently support patient self-testing as a safe or effective alternative to clinical laboratory testing or point-of-care testing, which could inhibit adoption of patient self-testing. If healthcare professionals fail to advocate self-testing for their patients or if patients do not become comfortable with it, self-testing may fail to become the standard practice for PT/INR measurement. If patient self-testing fails to be adopted at the rate we expect, our anticipated growth will be adversely affected and our results will suffer.

We operate in a highly competitive market and face competition from large, well-established medical device manufacturers with significant resources. If we fail to compete effectively, our business will suffer.

The market for point-of-care and patient self-testing PT/INR measurement systems is intensely competitive, subject to rapid change, new product introductions and other activities of industry participants. We currently compete directly against Roche Diagnostics, the largest diagnostic company in the world, and International Technidyne Corporation, a division of Thoratec. Together these two companies currently account for substantially all of the competition in the point-of-care and patient self-testing PT/INR measurement market. Several other companies, including Inverness Medical Innovations, have announced that they are developing new products that would compete directly against us, and we expect one or more new products to become available in the near future. In addition, other companies, including Johnson & Johnson and Beckman Coulter, have developed or acquired directly competitive products for the PT/INR market in the past, and while they are not current competitors, they could re-enter the market at any time. Additionally, these and other potential competitors hold intellectual property rights that could allow them to develop or sell the right to develop new products that could compete effectively with our INRatio System. All of these companies are larger than us and enjoy several competitive advantages, including:

- significantly greater name recognition;
- established relationships with healthcare professionals, patients and insurance providers;
- large, direct sales forces and established independent distribution networks;
- additional product lines and the ability to offer rebates, bundled products, and higher discounts or incentives;
- access to material information about our business, which we are required to publicly disclose, while not having to disclose their own comparable information, because it is an immaterial part of their overall operations;
- greater experience in conducting research and development, manufacturing and marketing activities; and
- greater financial and human resources for product development, sales and marketing and litigation.

Because of these competitive advantages, these companies may be able to engage in aggressive practices that may harm our business, without us being able to effectively respond. In 2005, following the issuance by the FDA of a warning letter, we experienced a brief impact on our overseas sales performance as a competitor attempted to use a warning letter issued by the FDA to disrupt our customer relationships. If a warning letter were to be issued in the future, we could experience a similar adverse effect on our sales. If we are not able to compete effectively against these companies or their products, our business will be harmed.

If alternative drugs or other treatments reduce the need for warfarin, the market for our product will be limited.

Our INRatio System is used to measure the rate of blood coagulation in patients using warfarin. As a result, the size of our market is directly dependent upon the number of warfarin users. If a new drug or other anticoagulation treatment that does not require regular monitoring of PT/INR levels is successfully developed, approved and adopted, the size of the market for our product will be adversely affected. We are aware that pharmaceutical companies are researching and developing potential alternatives to warfarin. Advances in the treatment of underlying conditions could also affect the use of warfarin. For example, improvements in replacement tissue heart valves have reduced, and may in the future further reduce the use of mechanical heart valves, one of the leading indications for chronic warfarin use. Additionally, several companies are pursuing new surgical procedures to treat atrial fibrillation, another leading indication for warfarin use and monitoring. Any development that renders warfarin obsolete or diminishes the need for PT/INR testing by patients in our target markets would negatively affect our business and prospects.

Our ability to successfully market and sell our product is dependent on the availability of adequate reimbursement from Medicare and other insurance providers.

In the United States, purchasers of medical devices, including our INRatio System, generally rely on Medicare and other insurance providers to cover all or part of the cost of the product. Currently reimbursement for PT/INR testing is available in the point-of-care environment for monitoring all uses of warfarin. However, Medicare currently only reimburses PT/INR self-testing for patients with mechanical heart valves, or approximately 400,000 mechanical heart valve patients on warfarin, which represents approximately 10% of four million United States patients taking warfarin on a daily basis. Whether Medicare expands reimbursement for PT/INR patient self-testing for other indications, such as atrial fibrillation, will be partially dependent on the outcome of ongoing and future clinical studies that we neither participate in nor have any direct control over. Coverage and reimbursement determinations are subject to change over time and we cannot assure you that Medicare will not reduce or change coverage and reimbursement policies.

Although many other insurance providers follow Medicare coverage determinations, Medicare coverage does not and will not guarantee widespread coverage by other insurance providers. These organizations are not required to offer the same level of coverage as Medicare, or any coverage at all, and their coverage policies are determined on a regional basis, carrier-by-carrier, so that obtaining nationwide coverage from all the major insurance providers will be a time-consuming process. We cannot assure you that adequate coverage, if any, will be obtained. Further, coverage decisions for individual patients may be made on a case-by-case basis and may require the patient to seek and obtain prior authorization before being provided access to our product. Future legislation, regulation or reimbursement policies of insurance providers may adversely affect the demand for our product or our ability to sell our product on a profitable basis. The lack of insurance coverage or the inadequacy of reimbursement could have a material adverse effect on our business, financial condition and results of operations.

Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. Obtaining international approvals is a lengthy process, and reimbursement policies may limit the marketability of our product in certain countries. International reimbursement approvals may not be obtained in a timely manner, if at all, or may provide for inadequate reimbursement levels. After international reimbursement is established, it may be severely limited or eliminated in future years. Our failure to receive international reimbursement approvals could have a material adverse effect on market acceptance of our product in the markets in which those approvals are sought.

If we are unable to establish sufficient sales and marketing capabilities or enter into and maintain appropriate arrangements with third parties to sell, market and distribute our product, our business will be harmed.

We have limited experience as a company in the sale, marketing and distribution of our INRatio System. We maintain a relatively small sales and marketing team which as of November 30, 2006 was comprised of 35 employees and expect to depend heavily on third parties to sell our product both in the United States and internationally for the foreseeable future. To achieve commercial success, we must further develop our sales and marketing capabilities and enter into and maintain successful arrangements with others to sell, market and distribute our product.

We currently have agreements with seven national and four regional distributors in the United States. We also have agreements with 15 international distributors of our product. Three of our distributors, Quality Assured Services, Medline and National Distribution & Contracting, Inc, each accounted for between 12% to 21% and 53% in the aggregate, of our total revenue in fiscal 2006. Our success is dependent upon developing and maintaining current and future distribution relationships. We have only recently entered into most of our distribution relationships, which makes it difficult for us to predict their future success. Some of our distribution agreements allow either party to terminate the relationship on short notice and without fault. Additionally, we may be unable to renew a distribution agreement upon its expiration on favorable terms, or at all. Distribution partners may fail to commit the necessary resources to market and sell our product to the level of our expectations. In particular, several of our distribution partners also distribute the products of our competitors, and as a result, we compete for the attention of these distributors against the experienced and well funded efforts of our competitors. If in the future our distribution partners elect to focus on selling the products of our competitors rather than our products, our sales efforts will be seriously compromised. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable. If our current or future partners do not perform adequately, or we are unable to locate or retain partners, as needed, in particular geographic areas or in particular markets, our ability to achieve our expected revenue growth rate will be harmed.

If our commercial partners fail to provide customer service on our behalf, our business will be harmed.

In the United States, Independent Diagnostic Testing Facilities, or IDTFs, are intermediary parties that provide our INRatio meters and test strips to patients and are often responsible for communicating patient results back to the prescribing physician and for monitoring patient compliance with the prescribed testing plan. As such, our success is tied to how well our IDTF partners can:

- convince prescribing physicians of the benefit of weekly PT/INR testing;
- ensure patient compliance; and
- provide timely, quality customer service to patients and physicians.

Since self-testing is relatively new, IDTFs will play a critical role in the acceptance of home testing among patients and physicians and the creation of awareness of our INRatio System. If our IDTF partners are not successful in performing their role, our business will be adversely affected.

We have limited test strip manufacturing capabilities and personnel. If we cannot produce an adequate supply of test strips, our growth will be limited and our business will be harmed.

The components of the INRatio System are the INRatio meter and INRatio disposable test strips. We manufacture INRatio test strips at our facility, and we contract with an electronic manufacturing services supplier to manufacture the INRatio meter. To be successful, we must manufacture our test strips in substantial quantities and at acceptable costs. We currently have limited experience manufacturing our test strips, and no experience manufacturing in the quantities that we anticipate we will need in the foreseeable future. There are technical challenges to increasing our manufacturing capacity in a significant manner, including:

- maintaining the consistency of our incoming raw materials;
- equipment design and automation;
- material procurement;
- production yields; and
- quality control and assurance.

Developing high volume manufacturing facilities will require us to invest substantial additional funds and to hire and retain additional management and technical personnel who have the necessary manufacturing qualifications and experience. We may not successfully complete any required increase in manufacturing capacity in a timely manner or at all. If we are unable to manufacture a sufficient supply of our product, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand or improve our sales growth sufficiently to achieve profitability.

Because of our limited experience, we have in the past manufactured, and may in the future manufacture, defective test strips that have to be discarded, which increases our costs of operations and may delay shipment of product to customers.

We manufacture our test strips in large lots that must be tested with blood from warfarin patients in order to determine if our product has acceptable performance. There are many elements to manufacturing each lot of strips that can cause variability in PT/INR measurement beyond acceptable limits. Variability is not detected until the entire lot is complete and selected strips are tested with patient blood samples. If the performance is not acceptable, we discard the entire lot after we have incurred substantially all the material and labor costs required to manufacture the test strips in the lot. In order to manufacture test strips that will produce PT/INR measurement results that are sufficiently calibrated to clinical laboratory equipment, we are dependent upon our suppliers to deliver various components in conformity with our specifications. We have in the past had to, and may in the future have to, discard lots because they fail to meet specifications, which increases our costs of operations and may delay shipment of product to customers.

We depend on clinical sites to assist us in verifying the calibration of our test strips, and if they fail in that role we may be unable to produce test strips in a timely manner.

We must calibrate each lot of test strips that we manufacture using blood samples from patients who are taking therapeutic levels of warfarin as well as from individuals who are not on anticoagulant therapy. We have contracts in place with clinical sites that give us access to their patients on a regular basis to permit us to perform the testing we need to complete our manufacturing process. If these clinical sites fail to enroll a sufficient number of patients for our calibration requirements or if they fail to ensure that the patients meet the inclusion criteria we specify in our protocols, our ability to properly calibrate our product may be compromised and we may be unable to produce our test strips in a timely manner.

Our product could be misused or produce inaccurate results, which could lead to injury to the patient and potential liability for us.

We expect our product to be used by patients without direct physician supervision. Many users will be elderly Medicare patients, who may have difficulty following the instructions for the use of our product. Additionally, in the point-of-care setting, practitioners familiar with competitors' products that function differently may fail to follow our directions and misuse our product. For example, we are aware of a few situations in which practitioners have applied blood drawn from a vein using a syringe rather than capillary blood using a finger stick, which caused inaccurate readings. Warfarin management is complex, and there are many drugs, diseases and other factors that may affect warfarin metabolism and the ability of our test to perform as intended in the presence of these factors. Additionally, there may be biologic variations and clinical conditions that exist in some patients that may have an adverse effect on the performance of our product. We have in the past taken, and may in the future take, corrective action in our manufacturing procedure and labeling in order to respond to complaints that our test strips were producing inaccurate results. If our product is misused or otherwise produces an incorrect reading, a patient could be either underdosed or overdosed with warfarin, which could lead to serious injury or death and expose us to potential liability.

Our manufacturing operations are dependent upon several single source suppliers, making us vulnerable to supply disruption, which could harm our business.

Currently, we have three single source suppliers: Dade Behring, which produces a reagent used in our test strips, Haematologic Technologies, which produces our control reagents, and Flextronics, which manufactures our meters. Our suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow our protocols and procedures, failure to comply with applicable regulations, or equipment malfunction, any of which could delay or impede their ability to meet our demand. Our reliance on these outside suppliers also subjects us to other risks that could harm our business, including:

- we may not be able to obtain an adequate supply of quality raw materials or component parts in a timely manner or on commercially reasonable terms;
- suppliers may make errors in manufacturing components that could negatively affect the performance of our product, cause delays in shipment of our product or lead to returns;
- significant lot-to-lot variation in our test strips could negatively affect the performance of our product or cause delays in shipment of our product;

- we may have difficulty locating and qualifying on a timely basis alternative suppliers for our single sourced supplies;
- switching components may require product redesign and new submissions to the FDA, either of which could significantly delay production;
- our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and
- our suppliers may encounter financial hardships either related or unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Additionally, we may become involved in a contractual dispute with any one of these suppliers, or may be unable to negotiate the renewal of an expiring contract, either of which could mean an interruption or delay in the supplied component or material. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products, which would harm our business.

Certain of our manufacturing operations are dependent upon a single source contract manufacturer, making us vulnerable to production disruption, which could harm our business.

In March 2006, we executed a Packaging Agreement with J-PAC, a third party manufacturer, to provide pouching and packaging services to support our production of INRatio test strips in support of the INRatio PT/INR Monitoring System product line. J-PAC may encounter problems carrying out these aspects of the manufacture of our products and carrying out its services to us due to a variety of reasons, including failure to follow our protocols and procedures, supply shortages or equipment malfunction, any of which could delay or impede their ability to meet our demand. Our reliance on J-PAC also subjects us to other risks that could harm our business, including:

- J-PAC carries out manufacturing services for a range of customers, and fluctuations in demand for J-PAC's services for others may affect their ability to deliver finished goods to us in a timely manner;
- Risk of damage or loss of our product while in transit between sites;
- J-PAC may encounter financial hardship either related or unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements; and
- we may have difficulty locating and qualifying on a timely basis an alternative for J-PAC's services.

Additionally, we may become involved in a contractual dispute with J-PAC, or may be unable to negotiate the renewal of our contract with J-PAC, either of which could mean an interruption or delay in the obtaining J-PAC's services. Any interruption or delay in J-PAC's services, or our inability to obtain the same finished goods or services from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products, which would harm our business.

We face the risk of product liability claims or recalls and may not be able to maintain or obtain insurance.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse or malfunction of, or design flaws in, our product. We may be subject to such claims if our product causes, or merely appears to have caused, an injury. Claims may be made by patients, healthcare providers or others selling our product.

In addition, we may be subject to claims even if the apparent injury is due to the actions of others. For example, we rely on the expertise of physicians to determine if a patient is capable of performing patient self-testing. We similarly rely on IDTFs and other medical personnel to properly train patients to test themselves using our device. If these professionals are not properly trained or are negligent, our product may be used improperly or the patient may suffer critical injury, which may subject us to liability. These liabilities could prevent or interfere with our product commercialization efforts. Defending a lawsuit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or reduced acceptance of, our product in the market.

Although we have product liability insurance that we believe is adequate, this insurance is subject to deductibles and coverage limitations. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.

The FDA has the authority to require the recall of our product in the event of material deficiencies, defects in design, manufacture or labeling, or other product problems that could cause serious adverse health consequences or death. Comparable governmental entities in other countries have similar authority. Even where product problems do not present a risk of serious adverse health consequences or death, we may need to conduct a voluntary recall, if our product presents a risk to health. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects. Any recall would divert managerial and financial resources and harm our reputation with customers.

We face the risk that modifications to our device may require new 510(k) clearance which may not be obtained.

We may be forced to make modifications to our product as a result of:

- obsolescence of a key single-sourced component;
- termination of a key supplier relationship;
- identification of a critical product defect;
- intellectual property issues; or
- enforcement action by a regulatory agency.

The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review a manufacturer's decision. Any modifications to an FDA-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products, product modifications, or new indications for our product in a timely fashion, or at all. Delays in obtaining required future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. We have made modifications to our INRatio System in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the INRatio System as modified, which would harm our operating results and require us to redesign the INRatio System. In these circumstances, we may be subject to significant enforcement actions.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to or have not fully complied with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, which prohibit any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. If our past or present operations, including, but not limited to, our consulting arrangements with physicians, or our promotional or discount programs, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation.

We may be subject to false claims laws which could result in substantial penalties.

Because our customers will most likely file claims for reimbursement with government programs such as Medicare and Medicaid, we may be subject to the federal False Claims Act if we knowingly "cause" the filing of false claims. Violations of the Act may lead to government enforcement actions resulting in substantial civil penalties, including treble damages. The federal False Claims Act also contains provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government. Various states have enacted laws modeled after the federal False Claims Act. We are unable to predict whether we could be subject to actions under the federal False Claims Act, or the impact of such actions.

However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly harm our operations.

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and AMEX listing.

In March 2005, we restated our financial results for the fiscal year ended September 30, 2004 to reflect certain adjustments. The restatement arose, in part, to defer the recognition of revenue on certain shipments made prior to fiscal year end for which title transfer to the customer did not occur until the subsequent period, as well as to correct the accounting for a significant license and settlement agreement. Certain other accounting adjustments were also identified and made. As a result of these errors, we have determined that our internal controls over financial reporting were not effective as of September 30, 2004. In connection with the restatement of our financial statements our independent auditors identified a material weakness in our internal controls and procedures related to inadequate resources in the finance function which both the Audit Committee and management agreed. As a public company, we require greater financial resources than we had as a private company. During 2005, we hired a member of our finance department, a Corporate Controller, with SEC reporting experience; however, we cannot provide you with assurance that our finance department has or will maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors including:

- faulty human judgment and simple errors, omissions or mistakes;
- fraudulent action of an individual or collusion of two or more people;
- inappropriate management override of procedures; and
- the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to American Stock Exchange, or AMEX, delisting, Securities and Exchange Commission, or SEC, investigation, and civil or criminal sanctions.

We may have warranty claims that exceed our reserves, which could adversely affect our operating results.

The INRatio meter carries a product warranty against defects in materials and workmanship. We have established a warranty reserve based on anticipated failure and return rates for our product. Unforeseen changes in factors affecting our estimates could occur and adversely affect our operating results.

Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

Our success and ability to compete is dependent, in part, upon our ability to protect the INRatio System through our intellectual property rights. We rely on a combination of patent, copyright and trademark law, trade secrets and nondisclosure agreements to protect our intellectual property. However, such methods may not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our European patent application, or any future U.S. or foreign application, may not issue as a patent or may issue as a patent in a form that may not be advantageous to us. Our issued patents, and those that may issue in the future, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products.

To protect our proprietary rights, we may in the future need to assert claims of infringement or misappropriation against third parties. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, invalid or unenforceable, and could award attorney fees to these third parties.

Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our product, technology or other information that we regard as proprietary. Additionally, third parties may be able to design around our patents. Furthermore, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could be costly and harm our business.

Third parties have in the past asserted, and could in the future assert, infringement or misappropriation claims against us with respect to our current or future products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of others. Our competitors may assert that our product or the methods we employ in the use or manufacture of our product are covered by United States or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued patents and pending patent applications related to our business that are held by others. For example, in April 2003, Inverness Medical Innovations filed suit against us, alleging that disposable test strips for our INRatio System infringed certain of its patent rights. Inverness sought monetary damages and injunctive relief. In July 2004, we entered into a settlement and mutual release agreement with Inverness pursuant to which we received a license to the patent rights in exchange for a product royalty and a lump sum payment. Additionally, we have been in discussions with Beckman Coulter regarding coverage of our test strip by one or more of their patents. While we are still evaluating such patents, we currently do not believe that they cover our test strip or that we need to obtain a license under such patents.

Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our product infringes. There could also be existing patents of which we are unaware that one or more components of our system may inadvertently infringe. As the number of competitors in the market for point-of-care and patient self-testing systems grows, the possibility of inadvertent patent infringement by us, or a patent infringement claim against us, increases.

Any infringement or misappropriation claim, with or without merit, could cause us to strain our financial resources, divert management's attention from our business and harm our reputation. If a third party patent were upheld as valid and enforceable and we were found to infringe such patent, we could be prohibited from selling our product unless we could obtain a license to the patent or were able to design around the patent. We may be unable to obtain such a license on terms acceptable to us, if at all, and we may not be able to redesign our product to avoid infringement. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results.

A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling, offering to sell or importing our product, or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.

The prosecution and enforcement of patents licensed to us by third parties are not within our control, and without these technologies, our product may not be successful and our business would be harmed if the patents were infringed or misappropriated without action by such third parties.

We have obtained licenses from Dade Behring for a reagent and, as part of a settlement of an infringement claim, from Inverness Medical Innovations for a material used in our INRatio test strips. These licenses allow us to use these third parties' technologies in our product. We do not control the maintenance, prosecution, enforcement or strategy for the licensed patents and as such are dependent on our licensors to maintain their viability. Without access to these technologies, our ability to conduct our business would be impaired significantly.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other diagnostic companies, including our competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

A loss of key research personnel or their work product could hamper or prevent our ability to market existing or new products, which could severely harm our business.

We have potential exposure to environmental liabilities, including liability for contamination or other harm caused by materials that we use, generate, dispose of, release or discharge.

Our research and development and clinical processes involve the use of potentially harmful biological materials as well as hazardous materials. We are subject to federal, state and local laws and regulations governing the use, handling, storage, labeling, discharge, release and disposal of hazardous and biological materials and we incur expenses relating to compliance with these laws and regulations. Certain of these laws require us to obtain and operate under permits and authorizations that are subject to periodic renewal or modification. We have evaluated our environmental health and safety practices to determine where deficiencies exist and plan to apply proceeds from our initial public offering to improve our compliance efforts. We could be held liable for damages, penalties and costs of investigation and remedial actions in connection with violations of environmental, health and safety laws or permits. We are also subject to potential liability for the investigation and clean up of any contamination at properties that we currently or formerly owned, operated or leased and off-site locations where we disposed of or arranged for disposal of hazardous materials. Liability for any such contamination can be joint, strict and several without regard to comparative fault under certain environmental laws. We may also be subject to related claims by private parties alleging property damage and/or personal injury due to exposure to hazardous materials at or in the vicinity of such properties. These expenses or this liability could have a significant negative impact on our financial condition. We may violate or have liability under environmental, health and safety laws in the future as a result of human error, equipment failure, or other causes.

Environmental laws or permit conditions could become more stringent over time, imposing greater compliance costs, including capital investments, and increasing risks and penalties associated with violations. For example, the European Parliament has recently finalized the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. As a producer of electronic equipment, we will incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. We expect to incur increased costs to comply with future legislation which implements this Directive and potentially other related Directives, but we cannot currently estimate the extent of such increased costs. However, to the extent that such cost increases or delays are substantial, our operating results could be materially adversely affected. In addition, similar legislation may be enacted in other countries, including the United States. We are also subject to potentially conflicting and changing regulatory agendas of political, business, and environmental groups. Changes to or restrictions on permitting requirements or processes, hazardous or biological material storage or handling might require us to make an unplanned capital investment or relocation.

All of our operations are conducted at a single location. Any disruption at our facility could adversely affect our operations and increase our expenses.

All of our operations are conducted at a single location in San Jose, California. We take precautions to safeguard our facility, including insurance, health and safety protocols. However, a natural disaster, such as a fire, flood or earthquake, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires, floods, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

Our success will depend on our ability to attract and retain key personnel, particularly members of management and scientific staff.

We believe our future success will depend upon our ability to attract and retain employees including scientists, members of management and other highly skilled personnel. Our employees may terminate their employment with us at any time and are generally not subject to employment contracts. Hiring qualified scientific and management personnel will be difficult due to the limited number of qualified professionals and the fact that competition for these types of employees is intense. If we fail to attract and retain key personnel, we may not be able to execute our business plan.

The cost of public company compliance with the securities laws and regulations is substantial and recently enacted and proposed changes to these laws and regulations will further increase our general and administrative expenses.

The cost of complying with the reporting requirements under the Securities and Exchange Act of 1934 are substantial. In addition, the Sarbanes-Oxley Act of 2002, along with other recent rules from the SEC and AMEX, have required further legal and financial compliance costs, and made some corporate actions more difficult. For example, compliance with the internal control requirements of Sarbanes-Oxley Section 404 requires us to commit significant resources to document and review the adequacy of our internal controls. While we are expending significant resources in developing the required documentation and testing procedures required by Section 404, we can provide no assurance as to conclusions by us or our external auditors with respect to the effectiveness of our internal controls over financial reporting. If we determine we have a material weakness of our internal controls under the Section 404, we will have to issue a report that our internal controls are not effective, which could cause the market price of our stock to decline.

In addition, the changes in securities laws and regulations may make it more difficult and more expensive for us to maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly with regard to our audit committee.

Our principal stockholder owns a significant percentage of our stock, and as a result, can take actions that may be adverse to our other stockholders' interests.

MPM Capital and its affiliates own approximately 38% of our common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. This stockholder will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, it could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to our other stockholders.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of your stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. Some of these provisions:

- authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;
- prohibit stockholder actions by written consent; and
- provide for a classified board of directors.

In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None

ITEM 2: PROPERTIES

We maintain our headquarters in San Jose, California in a 15,250 square foot facility, which includes manufacturing, research and development, marketing and general administrative functions. The lease for this facility expires in April 2009. We have the option to extend this lease for an additional five years, and a right of first offer for an adjacent facility as space becomes available in that facility. We believe our existing facility is adequate to meet our needs for six to nine months, but we will need to rent additional space as our business expands.

ITEM 3: LEGAL PROCEEDINGS

We are not party to any material pending or threatened litigation

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock began trading on June 28, 2005 and is quoted on the American Stock Exchange, AMEX, under the symbol "HEM." The following table sets forth the quarterly high and low trading prices for our common stock as reported by the AMEX National Market for the periods indicated.

	High	Low
FISCAL YEAR 2005		
Third Quarter	$5.60	$5.50
Fourth Quarter	$9.50	$5.50
FISCAL YEAR 2006		
First Quarter	$9.19	$5.70
Second Quarter	$6.38	$5.16
Third Quarter	$6.40	$5.22
Fourth Quarter	$5.30	$2.24

As of December 12, 2006, the last reported sales price of our common stock on the American Stock Exchange was $4.07 per share, and the number of holders of record was approximately 46. We currently intend to retain any earnings to fund the development and growth of our business.

During fiscal 2006, we have issued and sold the following unregistered securities:

On November 4, 2005, we issued and sold to accredited investors an aggregate of 1,481,482 shares of our common stock at a purchase price of $6.75 per share for an aggregate purchase price of $10,000,004.

During fiscal 2006, we granted options to purchase 437,250 shares of common stock to employees, directors and consultants under our 2005 Stock Plan at an exercise price of $2.50 to $8.10 per share for an aggregate exercise price of $2.2 million These option grants were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. In addition, the terms of any current or future debt or credit facility may preclude us from paying dividends on our common stock.

Equity Compensation Plans

The information require by this item regarding equity compensation plans is incorporated by reference under the section entitled *Equity Compensation Plan Information* contained in our proxy statement for our 2006 meeting of stock holders.

ITEM 6: SELECTED FINANCIAL DATA

The selected financial data set forth below are derived from our financial statements. The statement of operations data for the years ended September 30, 2006, 2005 and 2004, and the balance sheet data as of September 30, 2006 and 2005 are derived from our audited financial statements included elsewhere in this Form 10-K. The historical results are not necessary indicative of results expected for any future period. The data presented below has been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America and should be read with our financial statements, including the accompanying Notes to the Financial Statements, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Years Ended September 30,				
	2006	2005	2004	2003	2002
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 16,257	$ 8,768	$ 3,250	$ 427	$ —
Cost of Goods Sold	11,906	9,371	5,065	1,519	—
Gross profit (loss)	4,351	(603)	(1,815)	(1,092)	—
Operating expenses:					
Research and development	2,728	1,259	1,398	1,681	3,354
Sales and marketing	7,899	6,733	5,206	3,186	745
General and administrative	3,996	1,962	1,499	912	711
Total operating expenses	14,623	9,954	8,103	5,779	4,810
Loss from operations	(10,272)	(10,557)	(9,918)	(6,871)	(4,810)
Interest income	580	130	16	39	142
Interest and other expense, net	(1,193)	(1,319)	(359)	(78)	(40)
Net loss	$(10,885)	$(11,746)	$(10,261)	$ (6,910)	$ (4,708)
Net loss per share:					
Basic and diluted	$ (0.99)	$ (4.26)	$ (30.45)	$ (20.69)	$ (14.27)
Shares used to compute net loss per common share:					
Basic and diluted	11,030	2,758	337	334	330

	As of September 30,				
	2006	2005	2004	2003	2002
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 9,728	$ 11,541	$ 433	$ 5,445	$ 5,276
Working capital	10,695	12,861	1,072	5,800	5,909
Total assets	16,850	19,003	6,202	9,458	7,518
Long term liabilities	2,890	4,766	2,946	736	83
Redeemable convertible preferred stock	—	—	36,679	32,751	25,183
Accumulated deficit	(58,071)	(47,186)	(35,440)	(25,179)	(18,269)
Total stockholders' equity (deficit)	8,677	10,012	(35,220)	(24,959)	(18,174)

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial conditions and results of operations should be read in conjunction with our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We develop, manufacture and sell easy-to-use, handheld blood coagulation monitoring systems for use by patients and healthcare professionals in the management of warfarin medication. Our product, the INRatio System, measures the patient's blood clotting time to ensure that patients with a propensity to form clots are maintained within the therapeutic range with the proper dosage of oral anticoagulant therapy. Our system is 510(k) cleared by the FDA for use by healthcare professionals as well as for patient self-testing. Our system is also CE marked in Europe. The INRatio System is targeted to both the professional, or point-of-care, market as well as the patient self-testing market, the latter being an opportunity that has emerged primarily following the establishment of Medicare reimbursement in 2002 for mechanical heart valve patients.

We believe the key factors underlying our past and anticipated future revenue growth include:

- the ease of use and reliability of our INRatio System with quality controls integrated into the test strip;
- continued and expanded reimbursement by insurance companies and Medicare;
- our network of national, regional and international distribution partners;
- our field sales personnel and marketing programs;
- placing additional meters worldwide in the point-of-care environment;
- rapid development of a patient self-testing market;
- adoption of the INRatio System by patients and their treating physicians; and
- the continual improvement of our technology.

Currently, Medicare and private payors reimburse PT/INR testing in the point-of-care environment for all indications. Medicare reimburses patient self-testing only for patients with mechanical heart valves, while reimbursement coverage policies among private payors vary. Our revenue growth is dependent on such reimbursement continuing without any significant erosion in the reimbursement amounts. We believe that there is a significant opportunity in patient self-testing for other indications, such as atrial fibrillation, in the event that reimbursement is expanded. If Medicare reimbursement for patient self-testing by atrial fibrillation patients is not established in a timely fashion or at all, our revenue growth will be limited beyond 2009.

Our cost of goods sold represents the cost of manufacturing our products. Our meters are manufactured for us by an electronics manufacturing service company, and we incur direct labor costs to assemble meters into packaged kits at our facility. Our cost of goods sold for the meter also includes an allowance for product warranty obligations. Our disposable test strips are manufactured by us at our facility, and our cost of goods sold is comprised of cost of materials, direct labor, associated overhead, yield losses and lot rejects, royalties on sales, and license fee costs. Included in royalties on sales is a royalty payable in connection with our settlement with Inverness. While this royalty did not become payable until mid July 2006, we capitalized a portion of the settlement amount as prepaid royalties and have expensed that amount through mid July 2006, as a cost of goods sold and do not believe that our obligation to pay royalties will have an adverse effect on our results of operations.

The manufacturing cost structure for our test strips currently includes a large component of fixed costs which is being spread over production that has not been maximized. Increases in production volume will be a significant factor for cost reduction for our test strips. During the fourth quarter of fiscal 2005 we achieved a positive gross margin for the first time. We believe continuing volume increases and process improvements will sustain and enhance cost reductions for our products in the future.

Comparison of Fiscal Years Ended September 30, 2006 and September 30, 2005

The following table sets forth our results of operations (in thousands) expressed as a percentage of total revenue. Our historical operating results are not necessarily indicative of the results for any future period.

	Fiscal Year Ended September 30,					
	2006		2005		Amount of Increase (Decrease)	Percent Increase (Decrease)
	Amount	% of Sales	Amount	% of Sales		
Revenue	$ 16,257	100%	$ 8,768	100%	$7,489	85%
Cost of goods sold	11,906	73	9,371	107	2,535	27
Gross profit (loss)	4,351	27	(603)	(7)	4,954	822
Operating expenses						
Research and development	2,728	17	1,259	14	1,469	117
Sales and marketing	7,899	49	6,733	77	1,166	17
General and administrative	3,996	25	1,962	22	2,034	104
Total operating expenses	14,623	91	9,954	113	4,669	47
Loss from operations	(10,272)	(64)	(10,557)	(120)	(285)	(3)
Interest income	580	4	130	1	450	346
Interest and other expense, net	(1,193)	(7)	(1,319)	(15)	(126)	(10)
Net loss	$(10,885)	(67)%	$(11,746)	(134)%	$ (861)	(7)%

Revenue. Revenue increased by $7.5 million, or 85%, from $8.8 million in 2005 to $16.3 million in 2006. INRatio Meters and accessories increased by $871,000, or 23%, from $3.8 million in 2005 to $4.7 million in 2006. Test strips revenue increased by $6.6 million, or 134%, from $5.0 million in 2005 to $11.6 million in 2006. Approximately 91% of the growth in revenue was derived from the United States. The increase in United States revenue was the result of increased market penetration by our distributors and increased field personnel. The international revenue increase was primarily attributable to the expansion of the European market. The international revenue increase was primarily attributable to the expansion of the European market. During the final few weeks of fiscal 2006, customer demand for test strips increased faster than a contract manufacturer could increase production capacity. As a result, orders could not be fulfilled and this lessened the revenue increase. The contractor is expanding capacity to meet the increase in demand during the first half of fiscal 2007. For fiscal year 2007, we expect both domestic and international revenue to significantly increase as we continue to penetrate the worldwide markets for our products.

Cost of goods sold. Cost of goods sold increased by $2.5 million, or 27%, from $9.4 million in 2005 to $11.9 million in 2006. The increase in the cost of goods sold was primarily due to the increase in number of meters and test strips sold. As a percentage of revenue, cost of goods sold decreased from 107% of sales in the year ended September 30, 2005 to 73% in the same period in 2006. The decrease as a percentage of revenue related to increased production volume and process improvements. Improvements in statistical process control and other quality improvements increased production efficiency and as a result scrap, production and inventory variances decreased by $1.5 million. For fiscal year 2007 we expect the cost of goods sold to increase in total but to decrease as a percentage of revenue due to continued product cost reductions and improved production processes.

Research and development expenses. Research and development expenses increased by $1.5 million, or 117%, from $1.3 million in 2005 to $2.7 million in 2006. The increase was primarily attributable to a $1.1 million increase in spending for consultants and professional services relating to the design of a next generation of INRatio meter and other development programs. Additionally, increased head count resulted in $316,000 higher payroll and related costs. As a percentage of revenue, research and development expenses were 17% in the year ended September 30, 2006 compared to 14% in the same period in 2005. During the next fiscal year, we expect research and development expense to increase as new projects are initiated, but to decrease as a percentage of revenue.

Sales and marketing expenses. Sales and marketing expenses increased by $1.2 million, or 17%, from $6.7 million in 2005 to $7.9 million in 2006. The increase was primarily attributable to $1.1 million of payroll and travel expenses for additional personnel, and $186,000 for promotion programs. This was partially offset by a $214,000 decrease in marketing consultants. As a percentage of revenue, sales and marketing expenses were 49% in the year ended September 30, 2006 compared to 77% in the same period in 2005. The decrease in sales and marketing expense as a percentage of revenue is due to leveraging the activities of the sales and marketing staff to increase revenue without a corresponding increase in expenses. We expect sales and marketing spending to increase in fiscal 2007 but to decrease as a percentage of revenue.

General and administrative expenses. General and administrative expenses increased by $2.0 million, or 104%, from $2.0 million in the fiscal year 2005 to $4.0 million in the fiscal year 2006. The increase was primarily attributable to consultants and professional services which increased by $985,000 primarily reflecting the full year cost of being a public company. The increase in professional services included legal, accounting and investor relations. Payroll and other benefits increased by $567,000 primarily due to increased head count. Insurance increased by $427,000 related to the cost of expanded coverage required of a public company. As a percentage of revenues, general and administrative expenses were 25% in the year ended September 30, 2006 compared to 22% in the same period in 2005. The increase in general and administrative expenses as a percentage of revenue is due mainly to the full year cost of being a public company. We expect general and administrative expenses to increase during fiscal year 2007 but to decrease as a percentage of revenue.

Interest income. Interest income increased by $450,000, or 346%, from $130,000 in fiscal year 2005 to $580,000 in fiscal year 2006. The increase related to returns on short-term investments purchased with a portion of the funds received from the equity offerings. Over the next year, we anticipate interest income will increase due to the increase in short-term investments purchased with the proceeds of equity and debt offerings in early fiscal year 2007.

Interest and other expense, net. Interest and other expense, net decreased by $126,000, or 10%, from $1.3 million in fiscal 2005 to $1.2 million in fiscal 2006. The decrease was attributable to the partial pay down of a $7.5 million borrowing in January 2005, which was partially offset by increased accrued interest expense related to a note payable to Inverness Medical Innovations. We expect interest and other expense to increase during fiscal 2007 due to the increased interest cost of new debt secured in early fiscal year 2007.

Comparison of Fiscal Years Ended September 30, 2005 and September 30, 2004

The following table sets forth our results of operations (in thousands) expressed as a percentage of total revenue. Our historical operating results are not necessarily indicative of the results for any future period.

	Fiscal year Ended September 30,					
	2005		2004			
	Amount	% of Sales	Amount	% of Sales	Amount of Increase (Decrease)	Percent Increase (Decrease)
Revenue	$ 8,768	100%	$ 3,250	100%	$ 5,518	170%
Cost of goods sold	9,371	107	5,065	156	4,306	85
Gross loss	(603)	(7)	(1,815)	(56)	1,212	(67)
Operating expenses						
Research and development	1,259	14	1,398	43	(139)	(10)
Sales and marketing	6,733	77	5,206	160	1,527	29
General and administrative	1,962	22	1,499	46	463	31
Total operating expenses	9,954	113	8,103	249	1,851	23
Loss from operations	(10,557)	(120)	(9,918)	(305)	(639)	6
Interest income	130	1	16	—	114	713
Interest and other expense, (net)	(1,319)	15	(359)	11	(960)	(267)
Net loss	$(11,746)	(134)%	$(10,261)	(316)%	$(1,485)	(14)%

Revenue. Revenue increased by $5.5 million, or 170%, from $3.3 million in 2004 to $8.8 million in 2005. INRatio Meters and accessories increased by $2.2 million, or 136%, from $1.6 million in 2004 to $3.8 million in 2005. Test strips revenue increased by $3.3 million, or 203%, from $1.6 million in 2004 to $5.0 million in 2005. Approximately 72% of the growth in revenue was derived from the United States and approximately 28% from outside the United States. The increase in United States revenue was the result of increased market penetration primarily attributable to the addition of distributors and increased field personnel. The international revenue increase was primarily attributable to the expansion of the European market.

Cost of goods sold. Cost of goods sold increased by $4.3 million, or 85%, from $5.1 million in 2004 to $9.4 million in 2005. As a percentage of revenue, cost of goods sold decreased from 156% of sales in the year ended September 30, 2004 to 107% in the same period in 2005. During our fourth quarter of fiscal 2005 we achieved a gross margin for the first time. This was due to volume increases over earlier periods and process improvements. These cost reductions will continue to improve into the future. The $4.3 million increase in the cost of goods sold was primarily due to the increase in number of meters and test strips sold. Included in cost of goods sold are royalties and amortization of technology licenses which increased by $409,000, from $377,000 in 2004 to $786,000 in 2005. The increase in royalty payments was due to the increase in test strip sales and a full year of amortization in fiscal 2005 for two technology licenses obtained during fiscal year 2004. The increases were partially off set by improvements in statistical process control and other quality improvements which reduced the amount of material scrap. Additionally, in the latter portion of fiscal year 2005 process improvements reduced the cost of test strips to a point which allowed us to eliminate the need for a lower of cost or market provision. As compared to fiscal 2004, our cost of goods sold included a lower of cost or market provision of $301,000.

Research and development expenses. Research and development expenses decreased by $139,000, or 10%, from $1.4 million in 2004 to $1.3 million in 2005. The decrease was completely attributable to the continuing transfer of resources from research and development to manufacturing during the first nine months of fiscal 2005.

Sales and marketing expenses. Sales and marketing expenses increased by $1.5 million, or 29%, from $5.2 million in 2004 to $6.7 million in 2005. The increase was primarily attributable to $1.3 million of payroll and travel expenses for additional personnel, $474,000 for promotion programs and $71,000 in bad debt provisions. This was partially offset by $370,000 decrease in marketing consultants. As a percentage of revenue, sales and marketing expenses were 77% in the year ended September 30, 2005 compared to 160% in the same period in 2004. The decrease in sales and marketing expense as a percentage of revenue is due to the revenue increase relative to the marketing programs and efforts of the sales staff.

General and administrative expenses. General and administrative expenses increased by $463,000, or 31%, from $1.5 million in the fiscal year 2004 to $2.0 million in the fiscal year 2005. The increase was primarily attributable to payroll and other benefits increase of $330,000 primarily from increased head count. Additionally, professional services and insurance increase by $216,000 related to the cost of being a public company. The decreased need for other consultants resulted in a $99,000 decline as full-time personnel were hired. As a percentage of revenues, general and administrative expenses were 22% in the year ended September 30, 2005 compared to 46% in the same period in 2004. The decrease in general and administrative expenses as a percentage of revenue is due mainly to the rapid expansion of revenue which without the need for a proportional increase in staff.

Interest income. Interest income increased by $114,000, or 713%, from $16,000 in fiscal year 2004 to $130,000 in fiscal year 2005. The increase related to returns on short-term investments purchased with a portion of the funds received from the initial public offering.

Interest and other expense, net. Interest and other expense, net increased by $960,000, or 267%, from $359,000 in fiscal 2004 to $1.3 million in fiscal 2005. The increase was attributable the full drawdown of a $7.5 million borrowings in January 2005, interest on $1.5 million short term notes payable which were repaid in July 2005 and accrued interest expense related to a note payable to Inverness Medical Innovations.

Liquidity and Capital Resources

Since our inception, our operations have been primarily financed through the sale of equity securities, both public and private, bank equipment financing loans, debt capital and capital leases. As of September 30, 2006, our cash, cash equivalents and short-term investments were $9.7 million. All of our cash equivalents and investments have original maturities of one year or less.

On December 7, 2006 the Company signed an $8.0 million extension in senior loan financing by expanding an existing growth capital agreement with Lighthouse Capital Partners. The Company is entitled to draw against the loan commitment through December 1, 2007. Upon signing the agreement, the Company drew down $5.0 million against this debt line facility.

On December 12, 2006 the Company closed a private equity offering of 1,772,151 shares of the Company's common stock at $3.95 per share. Gross proceeds from the offering were $7.0 million. There were no underwriting discounts, commissions or warrants.

During the fiscal year ended September 30, 2006, our operating activities used cash of approximately $8.7 million, compared to approximately $11.9 million for the fiscal year ended September 30, 2005, a decrease of $3.2 million. Cash used in operating activities decreased by $3.2 million due to our decreased net loss and reduced inventory, prepaid and other assets. The net loss for the current year, excluding depreciation and other non-cash items, used $726,000 less cash than last year.

Changes in current assets and liabilities provided $58,000 of cash during fiscal year 2006. Cash used for expanding inventories was $77,000 for fiscal year 2006, a decrease of $1.5 million from fiscal year 2005, due to higher customer demand near the end of the fiscal 2006 and improved inventory processing in our factory. In 2006, prepaid and other assets decreased by $800,000 due to revision of insurance premiums due dates. We expect future increases in revenue to create increases in the need for working capital due to increases in accounts receivable and inventories during fiscal 2007.

Our investing activities used cash of approximately $318,000 during fiscal year 2006 compared to $8.2 million for fiscal year 2005. The decrease of $7.9 million in investing activities was due to net purchase of short-term investments which was attributed to decreased money raised by financing activities in fiscal 2006 compared to fiscal year 2005. Investing activities during fiscal 2006 primarily consisted of the purchase of short-term investments with the proceeds of our private stock placement in November 2005 and the reinvestment of funds from matured securities.

Cash provided by financing activities was approximately $7.2 million for fiscal year 2006 compared to $23.2 million provided during fiscal year 2005. Cash provided by the sale of equity decreased by $10.9 million from $20.0 million during fiscal year 2005 to $9.1 million during fiscal year 2006. The decrease was primarily due to the difference in the amount of funds raised between our initial public offering in fiscal year 2005 and our private placement in fiscal 2006. Additionally, there were net borrowings of $3.2 million from the drawdowns against a debt line facility in fiscal year 2005 with no borrowings during fiscal year 2006.

During the fiscal year ended September 30, 2005, our operating activities used cash of approximately $11.9 million, compared to approximately $9.5 million for the fiscal year ended September 30, 2004, an increase of $2.3 million. Cash used in operating activities increased by $2.3 million due to our increased net loss and additional investment in accounts receivable and inventory. The net loss for the current year (less depreciation and other non-cash items) used $253,000 more cash than last year. An additional $2.3 million was used for changes in current assets and liabilities. Cash used for expanding inventories was $1.6 million for the fiscal year 2005, an increase of $1.2 million from fiscal year 2004, due to material purchased to meet our expected future sales. Accounts receivable increased $1.3 million for the fiscal year 2005, compared to an increase of $773,000 for the same period in 2004 due to higher sales during the fourth quarter of fiscal year 2004.

Our investing activities used cash of approximately $8.2 million during fiscal year 2005 compared to $429,000 for fiscal year 2004. Investing activities during fiscal 2005 primarily consisted of the purchase of short-term investments with the proceeds of our initial public offering.

Cash provided by financing activities was approximately $23.2 million for fiscal year 2005 compared to $4.9 million provided during fiscal year 2004. The increase in cash provided was primarily due to $16.7 million from the sale of common stock in our initial public offering. Additionally we incurred net borrowing of $3.2 million of proceeds from drawdowns against a debt line facility and $3.3 million in preferred stock proceeds.

As of September 30, 2006, we had a long-term loan, a long-term note payable, capital lease obligations and commitments under a facility operating lease, equipment rental lease and non-cancelable purchase commitments. We had no other off-balance sheet items or commitments. Future payments under these obligations are included in the table below for each of the fiscal years ending September 30 (in thousands):

	2007	2008	2009	2010	2011	Total
Loan payable	$2,353	$1,786	$ —	$—	$—	$ 4,139
Note payable	—	—	1,000	—	—	1,000
Interest on loan and note payable	507	105	150	—	—	762
Other liabilities	—	398	—	—	—	398
Capital leases	40	17	—	—	—	57
Facility lease	152	162	90	—	—	404
Equipment lease	30	30	29	15	4	108
Cancelable purchase commitments	3,007	—	—	—	—	3,007
Non-cancelable purchase commitments	1,903	—	—	—	—	1,903
Total	$7,992	$2,498	$1,269	$ 15	$ 4	$11,778

We believe that our existing cash and cash equivalents, proceeds from our debt financing and private placement in December 2006 and cash generated from product sales, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. Our future capital requirements are difficult to forecast and will depend on many factors, including:

- success of our product sales and related collections;
- future expenses to expand and support our sales and marketing activities;
- entering into new, or maintaining existing, distribution relationships;
- maintaining and expanding our manufacturing capacity and capabilities;
- costs relating to changes in regulatory policies or laws that affect our operations;
- the level of investment in research and development to maintain and improve our competitive edge and our technology position as well as broaden our technology platform;
- costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
- our need or decision to acquire or license complementary products, technologies or businesses.

If at any time sufficient capital is not available, either through existing capital resources or through raising additional funds, we may be required to delay, reduce the scope of, eliminate or divest one or more of our sales and marketing programs, research and development programs or our entire business. We may raise additional funds through public or private offerings, debt financings, capital leases, corporate collaborations or other means. Due to the uncertainty of financial markets, financing may not be available to us when we need it on acceptable terms or at all. Therefore, we may raise additional capital from time to time when market conditions are favorable, or if strategic considerations require us to do so, even if we have sufficient funds for planned operations.

Quarterly Financial Data

	Quarter Ended							
	Sept. 30, 2006	Jun. 30, 2006	Mar 31, 2006	Dec. 31, 2005	Sept. 30, 2005	Jun. 30, 2005	Mar 31, 2005	Dec. 31, 2004
	(In thousands, except share data) (unaudited)							
Revenue	$ 4,208	$ 4,571	$ 4,042	$ 3,436	$ 2,897	$ 2,454	$ 1,800	$ 1,617
Gross profit (loss)	1,182	1,058	1,006	1,105	352	(33)	(539)	(383)
Loss from operations	(2,393)	(2,908)	(2,828)	(2,143)	(2,598)	(2,425)	(2,897)	(2,637)
Net loss	$(2,523)	$(3,051)	$(2,985)	$(2,326)	$(2,834)	$(2,947))	$(3,119)	$(2,846)
Net loss per common share, basic and diluted	$ (0.23)	$ (0.27)	$ (0.27)	$ (0.22)	$ (0.30)	$ (5.29)	$ (6.72)	$ (8.35)

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are as follows:

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of risk consist principally of cash and cash equivalents and accounts receivable. The Company's cash is invested in deposits with one financial institution. At times, cash deposits may be in excess of insured limits. Management believes that the financial institution which holds the Company's cash and cash equivalents is financially sound and, minimal credit risk exists with respect to these investments.

Inventories

Inventories are stated at the lower of cost or market, cost being determined under a standard cost method, which approximates first-in, first-out basis.

The manufacturing cost of test strips previously exceeded their selling price. As a result, the Company recorded a charge to cost of goods sold on test strips inventory equal to the amount by which the manufacturing cost exceeds the average market selling price. Inventories are evaluated and any non-usable inventory is written off. In addition, the Company reserves for any inventory that may be potentially on-usable. Charges for such write-offs and reserves are recorded as a component of cost of goods sold. Changes in demand in the future could cause the Company to have additional write-offs and reserves.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including property and equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets. To date, the Company has not recorded any impairment losses.

Intangible Assets

Intangible assets are comprised of licensed technologies, carried at cost less accumulated amortization. Amortization is computed using a straight-line method over the shorter of the estimated useful lives or the term of the license agreements.

Revenue Recognition

We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, title has transferred to our customers, the price is fixed and determinable and collection is reasonably assured. Provisions for discounts to customers, returns or other adjustments are recorded as a reduction of revenue and provided for in the same period that the related product sales are recorded based upon analysis of historical discounts and returns. When terms of sale are Freight on Board, or FOB, shipping point, revenue is recognized at time of shipment and when the terms of sale are FOB receiving point, revenue is recognized when the products have reached the destination point and other criteria for revenue recognition have been met. Shipping and handling charges are invoiced to customers based on the amount of products sold. Shipping and handling fees are recorded as revenue and the related expense as cost of goods sold.

We offer an early payment discount to certain customers. We provide certain customers product return rights in limited circumstances. To date, we have experienced no product returns and have determined that a reserve for product returns is not necessary. Future changes in our experience with product returns may cause us to make changes in our reserve for product returns. Our inability to accurately estimate product returns in the future may cause us to defer recognition of revenue. We will, from time to time, provide free products to customers. The cost of these free products is charged to cost of goods sold.

Allowance for Doubtful Accounts

The Company analyzes the collectibility of its accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, and changes in customer payment terms in evaluating whether an allowance needs to be made during the period.

Warranties

The Company records an accrual for estimated warranty costs when revenue is recognized. Warranty covers replacement costs of defective meters and related test strips. The warranty period is generally one year. The Company has processes in place to estimate accruals for warranty exposure. The processes include estimated failure rates and replacement costs, and known design changes. Although the Company believes it has the ability to reasonably estimate warranty expenses, unforeseen changes in factors impacting the estimate for warranty could occur and such changes could cause a material change in the Company's warranty accrual estimate. Such a change would be recorded in the period in which the change was identified.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounting for stock-based compensation

Effective October 1, 2005, the Company adopted SFAS 123(R), using the modified prospective application transition method, which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the beginning of the requisite service period, based on the fair value of the award and is expensed over the requisite service period, which is generally the vesting period. The Company previously applied Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123").

Periods prior to the adoption of SFAS 123(R)

Prior to the adoption of SFAS 123(R), the Company provided the disclosures required under SFAS No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosures.* The Company generally did not recognize employee stock-based compensation expense in its statement of operations for periods prior to the adoption of SFAS 123(R) as most options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

Recent Accounting Pronouncements

In September 2006 the FASB issued Statement No. 157, *Fair Value Measurements* ("FAS 157"). FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after December 15, 2006. We do not believe that the adoption of FAS 157 will have a material effect on the company's financial position, results of operations or cash flows.

In June 2006 the FASB issued interpretation 48 "*Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 established the criterion that an individual tax position would have to meet for some or all of the benefits of that position to be recognized in an entity's financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not believe that the adoption of FIN 48 will have a material effect on the Company's financial position, results of operations or cash flows.

ITEM 7A: QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Disclosures

While we invoice our international distributors in U.S. dollars, some contract prices are stated in the customer's local currency and converted to U.S. dollars at a quarterly average exchange rate. As a result, we have foreign currency exposure with respect to our revenues from fluctuations in foreign currency exchange rates. We hold no derivative financial instruments and do not currently engage in hedging activities.

Our exposure to interest rate risk is related to the investment of our excess cash into highly liquid financial investments with original maturities of three months or less. We invest in marketable securities with the primary objectives to preserve principal, maintain proper liquidity to meet operating needs and maximize yields while meeting specific credit quality standards for our investments. Due to the short term nature of our investments, we have assessed that there is no material exposure to changes in interest rates.

The following table presents balances at September 30, 2006 and related weighted average interest rates expected in fiscal year 2007 for our existing cash and cash equivalents and short-term investments.

	(in thousands)
Cash, cash equivalents	$1,789
Short-term investments	$7,939
Weighted average interest rate	4.36%

Qualitative Disclosures

Our primary interest rate risk exposures relate to:

- the available for sale securities will fall in value if market interest rates increase; and
- the impact of interest rate movements on our ability to obtain adequate debt financing to fund future operations.

We have the ability to hold a significant portion of the fixed income investments until maturity and therefore would not expect the operating results or cash flows to be affected to a significant degree by a sudden change in market interest rates on our short term marketable securities portfolio.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HemoSense, Inc.:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of HemoSense, Inc. at September 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the note 2 of the financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal year 2006.

/s/ PRICEWATERHOUSECOOPERS LLP
San Jose, CA
December 26, 2006

HEMOSENSE, INC.

BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2006	September 30, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,789	$ 3,598
short-term investments	7,939	7,943
Accounts receivable, net of allowance for doubtful accounts of $10 in 2006 and $71 in 2005	3,148	2,087
Prepaid expenses and other current assets	371	714
Inventories	2,731	2,744
Total current assets	15,978	17,086
Property and equipment, net	501	512
Technology licenses and prepaid royalties	245	1,179
Other assets	126	226
Total assets	$ 16,850	$ 19,003
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,142	$ 1,029
Accrued expenses and other liabilities	1,751	1,159
Capital lease, current portion	37	37
Borrowings, current portion	2,353	2,000
Total current liabilities	5,283	4,225
Capital lease, net of current portion	16	52
Borrowings, net of current portion	2,476	4,714
Other liabilities	398	—
Total liabilities	8,173	8,991
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock, $0.001 par value Authorized: 10,000,000 shares; none issued or outstanding	—	—
Common stock, $0.001 par value Authorized: 50,000,000 shares; Issued and outstanding 11,206,107 and 9,604,989 shares at September 30, 2006 and September 30, 2005, respectively	11	10
Additional paid-in capital	66,739	57,191
Accumulated other comprehensive loss	(2)	(3)
Accumulated deficit	(58,071)	(47,186)
Total stockholders' equity	8,677	10,012
Total liabilities and stockholders' equity	$ 16,850	$ 19,003

The accompanying notes are an integral part of these financial statements.

HEMOSENSE, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended September 30,		
	2006	2005	2004
Revenue	$ 16,257	$ 8,768	$ 3,250
Cost of goods sold	11,906	9,371	5,065
Gross profit (loss)	4,351	(603)	(1,815)
Operating expenses:			
Research and development	2,728	1,259	1,398
Sales and marketing	7,899	6,733	5,206
General and administrative	3,996	1,962	1,499
Total operating expenses	14,623	9,954	8,103
Loss from operations	(10,272)	(10,557)	(9,918)
Interest income	580	130	16
Interest and other expense, net	(1,193)	(1,319)	(359)
Net loss	$(10,885)	$(11,746)	$(10,261)
Net loss per common share:			
Basic and diluted	$ (0.99)	$ (4.26)	$ (30.45)
Shares used to compute net loss per common share:			
Basic and diluted	11,030	2,758	337

The accompanying notes are an integral part of these financial statements.

HEMOSENSE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at September 30, 2003	338	$—	$ 220	$—	$(25,179)	$(24,959)
Net loss	—	—	—	—	(10,261)	(10,261)
Balance at September 30, 2004	338	—	220	—	(35,440)	(35,220)
Exercise of stock options	35		35	—	—	35
Issuance of common stock warrants in connection with borrowings	—		264	—	—	264
Conversion of preferred stock into common stock	5,679	6	40,003	—	—	40,009
Exercise of stock warrants	41		10	—	—	10
Issuance of common stock	3,512	4	16,659	—	—	16,663
Change in unrealized loss on short-term investments	—	—	—	(3)	—	(3)
Net loss	—	—	—	—	(11,746)	(11,746)
Balance at September 30, 2005	9,605	10	57,191	(3)	(47,186)	10,012
Issuance of common stock	1,481	1	9,140	—	—	9,141
Exercise of stock options	120		93			93
Stock based compensation			315			315
Change in unrealized loss on short-term investments	—	—	—	1	—	1
Net loss	—	—	—	—	(10,885)	(10,885)
Balance at September 30, 2006	11,206	$ 11	$66,739	$ (2)	$(58,071)	$ 8,677

The accompanying notes are an integral part of these financial statements.

HEMOSENSE, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended September 30,		
	2006	2005	2004
Cash flows from operating activities:			
Net loss	$(10,885)	$(11,746)	$(10,261)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	772	1,292	793
Amortization of debt issuance costs	149	329	64
Provision for inventories	108	138	109
Provision for doubtful accounts	201	71	—
Stock-based compensation expense	297	—	—
Amortization of prepaid royalties	496	348	58
Accrued interest on note payable	116	96	18
Changes in assets and liabilities:			
Accounts receivable	(1,262)	(1,251)	(773)
Prepaid expenses and other assets	294	(506)	119
Inventories	(77)	(1,583)	(319)
Accounts payable	113	490	352
Accrued expenses and other liabilities	990	468	322
Net cash used in operating activities	(8,688)	(11,854)	(9,518)
Cash flows from investing activities			
Proceeds from sale of short-term investments	21,845	1,000	—
Purchases of short-term investments	(21,840)	(8,943)	—
Acquisition of property and equipment	(323)	(270)	(429)
Net cash used in investing activities	(318)	(8,213)	(429)
Cash flows from financing activities			
Proceeds from issuance of common stock	9,141	16,663	—
Proceeds from exercise of warrants and options	93	45	—
Proceeds from issuance of preferred stock, net of issuance costs	—	3,330	3,008
Principal payments on capital lease obligation	(36)	(40)	(44)
Proceeds from borrowings	—	6,093	2,907
Repayment of borrowings	(2,001)	(2,859)	(936)
Net cash provided by financing activities	7,197	23,232	4,935
Net increase (decrease) in cash and cash equivalents	(1,809)	3,165	(5,012)
Cash and cash equivalents at beginning of year	3,598	433	5,445
Cash and cash equivalents at end of year	$ 1,789	$ 3,598	$ 433
Supplemental disclosure of cash flow information			
Cash paid during the period for interest	$ 870	$ 1,314	$ 318
Non-cash financing activities			
Issuance of preferred stock in exchange for supply and license agreement and prepaid royalties	$ —	$ —	$ 565
Issuance of warrants in connection with debt	$ —	$ 264	$ 354
Conversion of preferred stock to common stock	$ —	$ 40,009	$ —

The accompanying notes are an integral part of these financial statements.

HEMOSENSE, INC.

NOTES TO FINANCIAL STATEMENTS

1. Formation and Business of the Company

Description of the Company

HemoSense, Inc., (the "Company") was incorporated in the state of Delaware on March 4, 1997 to develop, manufacture and sell easy-to-use, handheld blood coagulation monitoring systems for use by healthcare professionals and patients in the management of warfarin medication. The Company began selling its first product, the INRatio meter and related test strips, in March 2003. Prior to that date, the Company was in the development stage and had been primarily engaged in developing its product technology and raising capital.

Liquidity

The Company has incurred significant losses and negative cash flows from operations since its inception. At September 30, 2006, the Company had an accumulated deficit of $58.1 million. Management intends to raise additional funds through sales of the Company's products and external financings and to eventually achieve positive cash flows. Although management continues to pursue these plans, there is no assurance that they will be successful. As is further discussed in Note 17, on December 7, 2006, the Company obtained an additional secured loan commitment of $8.0 million from partnerships of Lighthouse Capital. The Company is entitled to draw against the loan commitment through December 1, 2007. Additionally, on December 12, 2006 the Company closed an equity offering of 1,772,151 shares of the Company's common stock at $3.95 per share. Management believes that existing cash and short-term investments, as augmented by the proceeds received from the loan and equity offering will provide sufficient cash through at least September 2007.

If at any time sufficient capital is not available, either through existing capital resources or through raising additional funds, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its sales and marketing programs, research and development programs or its entire business. The company may raise additional funds through public or private offerings, debt financings, capital leases, corporate collaborations or other means. Due to the uncertainty of financial markets, financing may not be available to the Company when needed on acceptable terms or at all. Therefore, the Company may raise additional capital from time to time when market conditions are favorable, or if strategic considerations require the Company to do so, even if it has sufficient funds for planned operations.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates and assumptions include reserves and write-downs related to accounts receivables and inventories, the recoverability of long-lived assets, deferred tax assets and related valuation allowances and valuation of equity instruments.

Certain risks and uncertainties

Any future products developed by the Company will require approval from the United States Food and Drug Administration ("FDA") or foreign regulatory agencies prior to commercial sales and are subject to continued regulations once approved. There can be no assurance that the Company's future products will receive the necessary approvals. If the Company is denied such approvals or such approvals are delayed, it could have a material adverse effect on the Company.

A portion of the Company's sales occur outside of the United States, principally in Europe. As a result, the Company must comply with a wide variety of foreign laws and regulations. In particular, the Company may be materially adversely affected by changes in the political, social and economic conditions in these countries, and by changes in government policies with respect to such matters as laws and regulations, method to address inflation, currency conversion and restrictions and rate and method of taxation.

The Company currently has three single source suppliers which produce reagents used in test strip manufacturing. Additionally, the Company entered into an agreement with one company which provides test strip final packaging and another for the manufacture of the Company's meters. Because of the custom nature of the components and the FDA requirements for validation and verification of significant changes, any interruption or delay in the supply of these materials could impair the Company's ability to meet the demand of customers and could have a material adverse effect on the Company, including the need to obtain additional regulatory approval.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Short-term investments

All marketable securities as of September 30, 2006 and 2005 are considered to be available-for-sale short-term investments and are carried at fair value. Available-for-sale securities are classified as current assets when they have scheduled maturities of less than one year from the balance sheet date. Available-for-sale securities are classified as non current assets when they have scheduled maturities of more than one year from the balance sheet date. Unrealized holding gains or losses on such securities are reported as a separate component of stockholders' equity (deficit) until realized. Realized gains and losses on sales of all such securities are reported in interest income and are computed using the specific identification cost method.

Fair value of financial instruments

The carrying amount of the Company's financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities approximate fair values due to their short maturities. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying value of the loan, debt payable and capital lease obligations approximate their fair values.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of risk consist principally of cash and cash equivalents and accounts receivable. The Company's cash is invested in deposits with one financial institution. At times, cash deposits may be in excess of insured limits. Management believes that the financial institution which holds the Company's cash and cash equivalents is financially sound and, minimal credit risk exists with respect to these investments.

Significant revenue concentrations are as follows (in thousands):

	Years Ended September 30,					
	2006		2005		2004	
	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
Customer A	$3,353	21%	$1,654	19%	$ 860	26%
Customer B	$3,253	20%	$2,100	24%	$1,008	31%
Customer C	$1,886	12%	*	*	*	*
Customer D	*	*	$1,105	13%	*	*

* *Revenue for the fiscal year was less than 10% of total revenue.*

Significant accounts receivable concentrations are as follows (in thousands):

	Years Ended September 30,			
	2006		2005	
	Receivable Balance	Percent of Total Receivables	Receivable Balance	Percent of Total Receivables
Customer A	$1,010	32%	$747	36%
Customer B	$ 451	14%	*	*
Customer C	$ 455	14%	*	*

* Accounts receivable at year end was less than 10% of total receivables.

Inventories

Inventories are stated at the lower of cost or market, cost being determined under a standard cost method, which approximates first-in, first-out basis.

The manufacturing cost of test strips previously exceeded their selling price. As a result, the Company recorded a charge to cost of goods sold on test strips inventory equal to the amount by which the manufacturing cost exceeds the average market selling price. For the years ended September 30, 2006, 2005 and 2004, the Company increased its inventory reserve by $0, $0 and $109,000, respectively, for the cost of the test strips, which is recorded as a component of cost of goods sold.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over their estimated useful lives, which is generally three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the useful life or remaining lease terms. Upon sale or retirement, the asset's cost and related accumulated depreciation and amortization are removed from the accounts and any related gain or loss is reflected in statements of operations. Repairs and maintenance costs are charged to expenses as incurred.

Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets. To date, the Company has not recorded any impairment losses.

Intangible Assets

Intangible assets are comprised of licensed technologies, carried at cost less accumulated amortization. Amortization is computed using a straight-line method over the shorter of the estimated useful lives or the term of the license agreements.

Revenue Recognition

We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, title has transferred to our customers, the price is fixed and determinable and collection is reasonably assured.

Provisions for discounts to customers, returns or other adjustments are recorded as a reduction of revenue and provided for in the same period that the related product sales are recorded based upon analysis of historical discounts and returns. When terms of sale are Freight on Board, or FOB, shipping point, revenue is recognized at time of shipment and when the terms of sale are FOB receiving point, revenue is recognized when the products have reached the destination point and other criteria for revenue recognition have been met. Shipping and handling charges are invoiced to customers based on the amount of products sold. Shipping and handling fees are recorded as revenue and the related expense as cost of goods sold.

We offer an early payment discount to certain customers. We provide certain customers product return rights in limited circumstances. To date, we have experienced no product returns and have determined that a reserve for product returns is not necessary. Future changes in our experience with product returns may cause us to make changes in our reserve for product returns. Our inability to accurately estimate product returns in the future may cause us to defer recognition of revenue. We will, from time to time, provide free products to customers. The costs of these free products are charged to cost of goods sold.

Allowance for Doubtful Accounts

We analyze the collectibility of accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, and changes in customer payment terms in evaluating whether an allowance needs to be made during the period.

Research and development

Research and development costs are charged to operations as incurred and consist primarily of personnel costs, consultants and supplies.

Warranties

The Company records an accrual for estimated warranty costs when revenue is recognized. Warranty covers replacement costs of defective meters and related test strips. The warranty period is one year. The Company has processes in place to estimate accruals for warranty exposure. The processes include estimated failure rates and replacement costs, and known design changes. Although the Company believes it has the ability to reasonably estimate warranty expenses, unforeseen changes in factors impacting the estimate for warranty could occur and such changes could cause a material change in the Company's warranty accrual estimate. Such a change would be recorded in the period in which the change was identified. Changes in the Company's product warranty liability during the fiscal year ended September 30, 2006, 2005 and 2004 were as follows (in thousands):

Balance, September 30, 2003	$ 2
Accruals for warranties issued during the year	11
Settlement made in kind during the year	(7)
Balance, September 30, 2004	6
Accruals for warranties issued during the period	118
Settlement made in kind during the year	(65)
Balance, September 30, 2005	59
Accruals for warranties issued during the period	75
Settlement made in kind during the year	(85)
Balance, September 30, 2006	$ 49

Advertising Expense

Advertising costs, included in sales and marketing expenses, are expensed as incurred. Advertising cost were $400,000, $404,000 and $290,000 for the years ended September 30, 2006, 2005 and 2004, respectively.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net loss per common share

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, warrants and redeemable convertible preferred stock.

The following outstanding options, redeemable convertible preferred stock and warrants were excluded from the computation of diluted net loss per common share for the years presented because including them would have had an antidilutive effect (in thousands):

	Years Ended September 30,		
	2006	2005	2004
Redeemable convertible preferred stock (as if converted)	—	—	5,909
Options to purchase common stock	1,247	1,028	817
Warrants to purchase redeemable convertible preferred stock	—	—	98
Warrants to purchase common stock	922	182	45

Accounting for stock-based compensation

Effective October 1, 2005, the Company adopted SFAS 123(R), using the modified prospective application transition method, which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the beginning of the requisite service period, based on the fair value of the award and is expensed over the requisite service period, which is generally the vesting period. The Company previously applied Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). The options that were granted prior to the Company's initial public offering, which was completed in July 2005, were valued using the minimum value method.

Periods prior to the adoption of SFAS 123(R)

Prior to the adoption of SFAS 123(R), the Company provided the disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosures. The Company generally did not recognize employee stock-based compensation expense in its statement of operations for periods prior to the adoption of SFAS 123(R) as most options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

Adoption of SFAS 123(R)

The effect of recording stock-based compensation for the year ended September 30, 2006 was as follows (in thousands, except per share data):

Research and development	$ 22
Sales and marketing	66
General and administrative	162
Total operating expense	250
Cost of goods sold	47
Total compensation expense	$ 297
Increase in basic and diluted net loss per share attributable to common stockholders	$(0.03)

Total stock-based compensation costs capitalized was $18,000 as of September 30, 2006.

As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

Stock Options: During the fiscal year ended September 30, 2006, the Company granted approximately 437,000 stock options, with an estimated total grant-date fair value of $1.3 million. The Company estimated that the stock-based compensation for the awards not expected to vest was $202,000. The Company recorded stock-based compensation related to stock options of $297,000, for unvested options granted upon the adoption of SFAS 123(R).

Valuation Assumptions

In connection with the adoption of SFAS 123(R), the Company estimated the fair value of stock options using a Black-Scholes valuation model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

	Year Ended September 30, 2006
Expected volatility	58%
Risk-free interest rate	4.64%
Dividend yield	0%
Expected life (in years)	6.20
Fair value of options granted	$3.05

Proforma disclosure for year ended September 30, 2005 is not presented to illustrate the effect on net loss and net loss per share as if the Company had applied the fair value recognition provisions of SFAS 123(R) to options granted under the Company's stock based compensation plans prior to the adoption because all stock options were granted prior to the Company's initial public offering, which was completed in July 2005 and were valued using the minimum value method.

Expected Term: Due to insufficient historical information, given consideration to the contractual terms of the stock-based awards, the Company adopted the simplified method for estimating the expected term pursuant to Staff Accounting Bulletin No. 107 ("SAB 107") to represent the period that the Company's stock-based awards are expected to be outstanding.

Expected Volatility: The fair value of stock-based payments made through the year ended September 30, 2006 were valued using the Black-Scholes valuation method with a volatility factor based on the Company's historical stock prices and comparable companies.

Expected Dividend: The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its common stock in the foreseeable future.

Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities with an approximate equivalent remaining term.

Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers voluntary termination behavior.

Stock Option Activity

The following is a summary of options activities (amount in thousands, except per share amounts):

	Options Outstanding		
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance as of September 30, 2005	42	1,028	$1.37
Increase in authorized shares	480	—	—
Granted	(437)	437	5.10
Cancelled	96	(96)	4.24
Exercised	—	(120)	0.78
Expired	2	(2)	4.58
Balance as of September 30, 2006	183	1,247	$2.50

The options outstanding and exercisable at September 30, 2006 were in the following exercise price ranges (amount in thousands, except per share amounts):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number of Outstanding Shares	Weighted Average Remaining Contractual Life (in Yrs)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Outstanding Shares	Weighted Average Remaining Contractual Life (in Yrs)	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.00 – 1.00	772	5.49	$0.80	$1,161	634	5.05	$0.80	$953
1.01 – 2.30	1	2.94	2.00	—	1	2.94	2.00	—
2.31 – 5.00	204	8.94	3.50	—	10	3.64	2.80	—
5.01 – 7.00	176	8.67	6.15	—	36	7.00	6.30	—
7.01 – 9.00	94	8.62	7.57	—	22	8.50	7.52	—
	1,247	6.74	$2.50	$1,161	703	5.24	$1.32	$953

The aggregate intrinsic value in the table above represents the total intrinsic value, based on the Company's ending stock price of $2.30 at September 30, 2006, which would have been received by the option holders had all option holders exercised their options at the period end. The total number of in-the-money options exercisable as of September 30, 2006 was 635,000 shares.

Information regarding the Company's stock options transactions for the year ended September 30, 2006 is presented below (in thousands, except for per options information):

	Year Ended September 30, 2006
Total fair value of shares vested	$ 532
Total intrinsic value of options exercised	663
Total cash received from employees from exercises of options	93
Weighted average exercise price of options granted	$5.10

In connection with the above exercises, there was no tax benefit realized by the Company due to the Company's current loss position. The Company issues new shares of common stock upon exercise of stock options.

A summary of the status of the Company's non-vested shares as of September 30, 2006 and changes during the year ended September 30, 2006, is presented below (amount in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at September 30, 2005	422	$2.14
Granted	437	$5.10
Vested	(219)	$2.42
Cancelled	(96)	$4.24
Non-vested at September 30, 2006	544	$4.03

As of September 30, 2006, there was $1.1 million of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under both of the plans. The cost is expected to be recognized over a weighted average period of 3.3 years.

Comprehensive loss

Comprehensive loss is comprised of net loss and changes in unrealized losses on short-term investments. There were no material differences between net loss and comprehensive loss for the years ended September 30, 2006, 2005 and 2004.

Recent accounting pronouncements

In September 2006 the FASB issued Statement No. 157, *Fair Value Measurements* ("FAS 157"). FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after December 15, 2006. We do not believe that the adoption of FAS 157 will have a material effect on the company's financial position, results of operations or cash flows.

In June 2006 the FASB issued interpretation 48 "accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 established the criterion that an individual tax position would have to meet for some or all of the benefits of that position to be recognized in an entity's financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not believe that the adoption of FIN 48 will have a material effect on the Company's financial position, results of operations or cash flows.

3. Short Term Investments

The cost and fair market value of available-for-sale securities at September 30, 2006 are as follows (in thousands):

	Cost	Unrealized (Loss)	Fair Value	Maturity Date
Short-term marketable securities				
Commercial paper	$7,941	$(2)	$7,939	October 2006 – February 2007

The cost and fair market value of available-for-sale securities at September 30, 2005 are as follows (in thousands):

	Cost	Unrealized (Loss)	Fair Value	Maturity Date
Short-term marketable securities				
Commercial paper	$5,965	$(2)	$5,963	October 2005 – January 2006
Government agency	1,981	(1)	1,980	December 2005 – January 2006
	$7,946	$(3)	$7,943	

4. Inventories

Inventories consist of the following (in thousands)

	September 30,	
	2006	2005
Raw materials	$1,013	$ 881
Work-in-progress	1,156	1,138
Finished goods	562	725
	$2,731	$2,744

5. Plant Property and Equipment, net

Property and equipment consist of the following (in thousands):

	September 30,	
	2006	2005
Lab equipment	$ 321	$ 326
Manufacturing equipment	2,238	2,112
Computer equipment	393	357
Furniture and equipment	225	217
Leasehold improvements	41	2
Equipment in progress	31	—
	3,249	3,014
Less accumulated depreciation and amortization	(2,748)	(2,502)
	$ 501	$ 512

Included in property and equipment at September 30, 2006 and 2005 is equipment acquired under capital leases totaling $240,000 and related accumulated amortization of $240,000 and $229,000, respectively.

Depreciation expense for the years ended September 30, 2006, 2005 and 2004 was $335,000, $871,000 and $546,000, respectively.

6. Accrued Liabilities

Accrued liabilities consist of the following (in thousands)

	September 30,	
	2006	2005
Payroll and related expenses	$ 663	$ 619
Consulting	354	119
Accrued inventory payables	345	244
Accrued marketing costs	121	47
Other liabilities	268	130
	$1,751	$1,159

7. Technology Licenses and Prepaid Royalties

Technology licenses consist of the following (in thousands):

	September 30,	
	2006	2005
Dade Behring License	$ 1,245	$1,245
Inverness License	122	122
	1,367	1,367
Less: Accumulated amortization	(1,122)	(685)
	$ 245	$ 682

The licenses are amortized over their contractual lives of approximately 3-4 years. Amortization expense was $437,000, $438,000 and $247,000 for the years ended September 30, 2006, 2005 and 2004, respectively.

Estimated amortization of the technology licenses are $196,000, $23,000, $23,000 and $3,000 for the years ending September 30, 2007, 2008, 2009 and 2010, respectively.

Prepaid royalties related to technology licenses consist of the following (in thousands):

	September 30,	
	2006	2005
Dade Behring License	$—	$260
Inverness License	—	237
Total	$—	$497

In May 2003, the Company extended an existing non-exclusive Supply and License Agreement with Dade Behring Inc. (the "Dade Behring License") to March 2007 in exchange for 787,919 shares of the Company's Series C-1 preferred stock valued at $1.58 per share (Note 11). The Dade Behring License also provides for quarterly payment of royalties based on net revenue on certain product sales. In October 2006, the Company signed an amendment to the agreement which extends the expiration date to March 2008 for a one-time payment of $350,000 if payment is made by December 31, 2006 or $375,000 subsequent to December 31, 2006 but before March 5, 2007.

In June 2004, the Company received a credit for prepayment of $1.0 million for future royalties under the Dade Behring License in exchange for 357,570 shares of the Company's Series C-2 preferred stock valued at $565,000. The value of the preferred stock was capitalized as a royalty prepayment and was amortized to cost of goods sold as revenues are generated, subject to the terms of the royalty agreement. This prepaid royalty has been fully amortized during fiscal year 2006.

On April 29, 2003, Inverness Medical Switzerland GmbH ("Inverness") filed a complaint in the United States District Court for the District of Massachusetts, alleging that disposable test strips for the Company's INRatio System infringes certain issued patents. Inverness sought monetary damages and injunctive relief. On July 16, 2004, a settlement and mutual release agreement was signed between the Company and Inverness whereby the Company received a fully paid up license to the Inverness patent (the "Inverness License"), subject to a royalty of 1.5% of sales, which is subject to a cap on aggregate royalties of $5.0 million commencing July 16, 2006 and issued to Inverness a secured subordinated note in the amount of $1.0 million as payment in lieu of any alleged past damages, costs, expenses and legal fees.

The total value of the note payable was estimated to be $459,000 (Note 8). Of this amount, $337,000 was accounted for as prepaid royalties which was amortized over the initial free period in the Inverness agreement. The remaining portion of $122,000 was accounted for as a technology license and is being amortized over the remaining life of the patent which ends in November 2009.

8. Borrowings

The Company's borrowings consist of the following (in thousands):

	September 30,	
	2006	2005
Lighthouse Capital loan payable	$4,139	$6,141
Inverness note payable net of unamortized discount	690	573
Total	$4,829	$6,714

Lighthouse Capital Loan Payable

In March 2004, the Company obtained a secured loan commitment of $7.5 million from partnerships of Lighthouse Capital. The Company was entitled to draw against the loan commitment through March 1, 2005. During the drawdown period interest was paid monthly a rate equal to prime plus 7.5% which was 12.0% at September 30, 2004. Beginning March 1, 2005, principal and interest payments are made over a 36 month period at a rate equal to 3.1% of the total amounts borrowed, based on prime of 4.0%, subject to adjustment as of this date due to changes in prime. A final payment, equal to 12.5% of the amounts borrowed is due March 1, 2008. The effective interest rate during the repayment period is 16.4%. In addition, the Company paid a facility fee of 1.0% per annum, quarterly, on the average unused portion of the loan through March 1, 2005. In March 2005, the Company had drawn down the entire $7.5 million and at September 30, 2006 had repaid $3.4 million. Future minimum payments under the secured loan are as follows (in thousands):

For the years ending September 30,	
2007	$2,353
2008	1,786
Total	$4,139

The Company is permitted to prepay the amounts borrowed for a fee of 2.0% to 3.0% of the outstanding loan balance.

In connection with the secured loan commitment, the Company issued a warrant to purchase shares of the Company's Series C-2 Preferred Stock at an exercise price of $1.58 per share, which were subsequently exchanged for Series C-3 Preferred Stock. On July 1, 2005 the warrant to purchase preferred stock were converted to a warrant to purchase common stock of the Company. The number of shares underlying the warrant is based on the total amount drawn under the loan commitment. The warrant is immediately exercisable. As the Company draws against the loan commitment, the fair value of the warrant of $470,000 is recorded as an asset and amortized to interest expense over the life of the loan using the effective interest method. As of September 30, 2006, the warrant was exercisable into 118,670 shares.

The fair value of the warrants granted was estimated on the date of the grant using the following assumptions:

Risk-free interest rate	3.49% - 4.68%
Volatility	60%
Contractual life	7 years
Dividend yield	0%

Inverness Note Payable

The note payable in the amount of $1.0 million to Inverness issued in conjunction with the litigation settlement was recorded at its estimated net present value of $459,000 based on an 18.5% estimated incremental borrowing rate. This amount is being accreted up to the amount due on July 16, 2009. The accretion is recorded as interest expense in the statement of operations. The note accrues interest at 5% per annum. However, no interest accrues or is due prior to July 16, 2006. The Company may at any time, prepay all or any portion of the principal amount and accrued interest, if any. Of the total value of the note payable, $337,000 was recorded as prepaid royalties and the remaining amount of $122,000 was capitalized as a license.

9. Commitments and Contingencies

Capital Leases

The Company leases certain equipment under capital leases which expire through March 2008.

Future minimum lease payments under capital lease agreements are as follows (in thousands):

For the years ending September 30,	
2007	$ 40
2008	17
Total minimum lease payments	57
Less: Amount representing interest	(4)
Present value of minimum lease payments	53
Less: Current portion of capital lease obligation	(37)
Long-term portion of capital lease obligation	$ 16

Operating Leases

The Company rents its facility under a non-cancelable operating lease, which expires in April 2009, unless extended. Future minimum lease payments under the non-cancelable operating lease agreement are as follows (in thousands):

For the years ending September 30,	
2007	$152
2008	162
2009	90
	$404

Rent expense for the years ended September 30, 2006, 2005 and 2004 was $152,000, $143,000 and, $189,000, respectively.

The Company rents office equipment under non-cancelable operating leases which expires in July 2009 and December 2010 unless extended. Future minimum payments under the non-cancelable operating leases agreement are as follows (in thousands):

For the years ending September 30,	
2007	$ 30
2008	30
2009	29
2010	15
2011	4
	$108

Purchase Commitments

At September 30, 2006 the Company has $3.0 million of cancelable purchase commitments and $1.9 million of non-cancelable purchase commitments.

Indemnifications

The Company has entered into indemnification agreements with each officer and director. Also in the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations, and accordingly, the Company has not accrued any amounts for such indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Legal

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

10. Redeemable Convertible Preferred Stock

On July 1, 2005 in conjunction with our initial public offering the Company converted 21,956,251 shares of redeemable convertible preferred stock into 5,489,045 share of common stock. On February 7, 2005 we converted 3,803,758 shares of preferred stock into 190,185 shares of commons stock. As of September 30, 2006 there is no preferred stock outstanding.

11. Stockholders' Equity (Deficit)

Preferred stock

The Company is authorized to issue 10,000,000 shares of preferred stock. The board of directors has authority to issue the preferred stock in one or more series and to fix the price, rights preferences, privileges and restrictions thereof, including the dividend rights, dividend rates, conversion rights, voting rights terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. In accordance with the Company's stockholder rights plan, 25,000 shares of the preferred stock have been designated as Series A participating preferred stock. None of the shares of Series A participating preferred stock were issued and outstanding as of September 30, 2006.

Initial Public Offering

The Company registered the initial public offering of its common stock, par value $0.001 per share, on a Registration Statement on Form S-1 (Registration No. 333-123705), which was declared effective on June 28, 2005. On July 1, 2005 the Company closed the initial public offering of the Company's common stock by selling 3.5 million shares at $5.50 per share. Additionally on July 27, 2005, the underwriters exercised their over-allotment option to purchase 12,207 shares at $5.50 per share. Gross proceeds from the offering were $19.3 million. Total expenses from the offering were $2.6 million, which included underwriting discounts and commissions of $1.3 million, and $1.3 million in other offering-related expenses. Net offering proceeds, after deducting total expenses were $16.7 million. Upon the closing of the IPO, all of the outstanding shares of the Company's redeemable convertible preferred stock converted into 5,489,045 shares of the Company's common stock. Also, warrants issued to purchase 507,912 shares of the Company's redeemable convertible preferred stock were converted into warrants to purchase 126,977 shares of the Company's common stock.

Private offering

On November 4, 2005 we closed a private equity offering of 1,481,482 shares of our common stock at $6.75 per share and issued warrants to purchase 740,741 shares of our common stock at $8.165 per share which warrants expire on November 4, 2010, unless previously exercised. Gross proceeds from the offering were $10.0 million. Total expenses from the offering were approximately $860,000 which included underwriting commissions of $600,000.

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. To date, no dividends have been declared.

Reverse Stock Split

On May 4, 2005, the Company effected a one-for-four reverse stock split of the Company's common stock and as a result the conversion ratio of the Company's preferred stock automatically adjusted to one-for-four. All share and per share amounts contained in the financial statements are retroactively adjusted accordingly.

Common Stock Warrants

Common stock warrants outstanding as of September 30, 2006 are as follows:

	Date of Issuance	Number of Warrants Issued	Exercise Price	Expiration Date
Private stock offering	November 2005	740,741	$8.17	November 2010
Loan agreement	March 2004	118,670	$6.32	March 2011
Notes Payable	April 2005	54,542	$5.50	April 2010
Equipment Financing agreement	July 2003	8,307	$6.32	July 2010
Total		922,260		

As of September 30, 2006, all of these warrants were vested and none have been exercised.

In November 2005, in conjunction with the Company's private stock offering, the Company issued warrants to purchase 740,741 shares of the Company's common stock at an exercise price of $8.17 per share. The warrants are immediately vested and exercisable. The fair value of the warrants was recorded to equity and was determined using the Black-Scholes model with the following assumptions:

Risk-free interest rate	4.56%
Volatility	60%
Contractual life	5 Years
Dividend yield	0%

In April 2005 in connection with a notes payable agreement, the Company issued warrants to purchase 54,542 shares of common stock at $5.50 per share. The warrants are immediately vested and exercisable. The fair value of the warrants of approximately $149,000 was recorded as an issuance cost and was completely amortized as interest expense in fiscal 2005.

In July 2003, in conjunction with an equipment financing agreement, the Company issued warrants to purchase 8,307 shares of the Company's common sock. These warrants are immediately vested and exercisable. The fair value of the warrants of approximately $24,000 was recorded as debt issuance cost and was completely amortized to interest expense upon the final payment of the financing agreement.

12. Stock Option Plans

1997 Stock Option Plan

In 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan"), as amended, under which 1.1 million shares of the Company's common stock have been reserved for issuance to employees, directors and consultants. Options granted under the 1997 Plan may be incentive stock options or non-statutory stock options. Stock purchase rights may also be granted under the 1997 Plan. Incentive stock options may only be granted to employees. Options granted or stock purchased under the 1997 Plan must become exercisable or the Company's right to repurchase lapse no less than 20% after one year and ratably over 4 years thereafter. In addition, there were 463,375 options granted under the 1997 plan to certain employees in which the vesting will fully accelerate upon the occurrence of a change in control. Included in these options are 527,500 options granted to certain employees of which 20% became vested on an accelerated basis on the IPO effective date. The exercise price of incentive stock options and non-statutory stock options shall be no less than 100% and 85%, respectively, of the fair value per share of the Company's common stock on the grant date, as determined by the Board of Directors. The term of the options is ten years. Since the implementation of the 2005 Equity Incentive Plan, no additional options will be granted from this plan and the plan will terminate when all the shares have been either exercised, cancelled or expire.

2005 Equity Incentive Plan

In March 2005, the Company's board of directors and stockholders approved the 2005 Equity Incentive Plan (the "2005 Plan"), which became effective upon completion of its initial public offering on July 1, 2005. The Company has reserved a total of 530,000 shares of its common stock for issuance under the 2005 Plan, all of which are available for future grant. In addition, any unused shares in or any unvested shares under the 1997 Plan as of the effective date of an initial public offering has been added to the 2005 Plan.

Activity under both plans is as follows (in thousands except weighted average exercise price):

		Outstanding Options	
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance, September 30, 2003	9	596	$0.93
Additional shares authorized	262	—	
Options granted	(313)	313	$0.80
Options cancelled	92	(92)	$0.83
Balance, September 30, 2004	50	817	$0.89
Additional shares authorized	238	—	—
Options granted	(377)	377	$2.30
Options exercised	—	(35)	$1.00
Options cancelled	131	(131)	$1.14
Balance, September 30, 2005	42	1,028	$1.37
Additional shares authorized	480	—	—
Options granted	(437)	437	$5.10
Options exercised	—	(120)	$0.78
Options expired	2	(2)	$4.58
Options cancelled	96	(96)	$4.24
Balance, September 30, 2006	183	1,247	$2.50

The options outstanding and exercisable by exercise price at September 30, 2006 are as follows (in thousands, except per share amounts):

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercisable Price
$0.00 - $1.00	772	5.49	634	$0.80
$1.01 - $2.30	1	2.94	1	$2.00
$2.31 - $5.00	204	8.94	10	$2.80
$5.01 - $7.00	176	8.67	36	$6.30
$7.01 - $9.00	94	8.62	22	$7.52
	1,247	6.74	703	$1.32

The options outstanding and exercisable by exercise price at September 30, 2005 are as follows (in thousands, except per share amounts):

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercisable Price
$0.10 - $0.70	34	2.23	34	$0.62
$0.70 - $0.80	896	7.87	559	$0.80
$0.80 - $2.00	2	3.97	2	$2.00
$2.00 - $3.00	11	4.12	11	$2.80
$3.00 - $7.00	27	9.65	—	$0.00
$7.01 - $8.00	39	9.83	—	$0.00
$8.00 - $9.00	19	9.85	—	$0.00
	1,028	7.80	606	$0.83

There were no stock options granted to employees with exercise prices below estimated fair market value on the date of grant.

13. Employee 401(k) Plan

In January 2001, the Company adopted a defined contribution retirement plan (the "401k Plan"), which qualifies under Section 401(k) of the Internal Revenue Code of 1996. The 401k Plan covers all employees in the United States with a minimum of three months of service. The Company has made no contributions to date.

14. Income Taxes

A reconciliation of income taxes at the statutory federal income tax rate to income tax expense in the statement of operations is as follows (in thousands):

	2006	2005	2004
Pretax earnings	$(10,885)	$(11,746)	$(10,261)
Tax at federal statutory rate	(3,701)	(3,993)	(3,489)
State, net of federal benefit	(454)	(697)	(428)
Disqualifying stock dispositions	(168)	—	—
Research and development credit	(112)	(92)	17
State tax rate change	258	—	—
Other	253	(135)	(245)
	(3,924)	(4,917)	(4,145)
Valuation allowance	3,924	4,917	4,145
Provision for taxes	$ —	$ —	$ —

At September 30, 2006, the Company had net operating loss carryforwards of approximately $56.4 million and $49.5 million available to reduce future taxable income, if any, for both federal and state income tax purposes, respectively. The federal net operating loss carryforwards will expire between tax years, 2016 and 2026. State net operating loss carryforwards will expire between tax years 2005 and 2016.

The Company also has research and development tax credit carryforwards of approximately $811,000 and $892,000 for federal and state income tax purposes, respectively. If not utilized, the federal carryforwards expire in 2018. The state tax credits can be carried forward indefinitely.

Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amounts of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

Deferred tax assets consist of the following (in thousands):

	Year Ended September 30,	
	2006	2005
Deferred tax assets		
Fixed assets	$ 185	$ 280
Reserves and accruals	463	582
Net operating loss carryforwards	21,755	17,812
Research and development credits	1,483	1,288
	23,886	19,962
Less: Valuation allowance	(23,886)	(19,962)
	$ —	$ —

The Company has established a 100% valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Annually, management evaluates the recoverability of the deferred tax assets and the level of the valuation allowance. At such time as it is determined that it is more likely than not that deferred tax assets are realizable the valuation allowance will be reduced.

15. Related Party Transactions

During the year ended September 30, 2004, the Company paid Innovative Medical Products GmbH ("IMed Pro"), a service company in Germany affiliated with Gregory Ayers, a Board Member, $560,000 for distribution services. The agreements between the Company and IMed Pro were terminated effective January 1, 2005. Since January 2005 I-Med-Partner GmbH ("IMedPartner") has served as a distributor in Germany and purchased $416,000 and $580,000 of product in fiscal years 2005 and 2006, respectively. IMed Pro is a shareholder of IMedPartner.

Edward Brennan, Ph.D., one of the Company's directors, has provided consulting services to the Company not directly related to his service as a board member. During the past three fiscal years, payments were made to Dr. Brennan of $0 in 2006, $23,000 in 2005 and $58,750 in 2004 for these consulting services.

The Company paid Dade Behring Inc., a stockholder which had a representative on the Company's Board of Directors, $102,000 of license royalties for the year ended September 30, 2004. Also, as discussed in Note 7, in June 2004, the Company issued 357,570 shares of preferred stock valued at $565,000 to Dade Behring Inc. for the prepayment of $1.0 million of future license royalties.

16. Segment Information

The Company derives significant revenue from outside the United States, primarily in Europe. Revenue by geographic areas, based on the customer shipment location, was as follows (in thousands):

	Years Ended September 30,		
	2006	2005	2004
United States	$13,280	$6,473	$2,556
Germany	1,001	1,227	556
Spain	968	564	—
Other	1,008	504	138
	$16,257	$8,768	$3,250

17. Subsequent Events

In December 2006, the Company signed an $8.0 million extension in senior loan financing by expanding an existing growth capital agreement with Lighthouse Capital. The Company is entitled to draw against the loan commitment through December 1, 2007. During the drawdown period interest will be paid monthly at a rate equal to prime plus 2.0%. The prime rate was 8.25% at December 6, 2006. Beginning December 1, 2007, principal and interest payments are made over a 36 month period at a rate equal to 3.2% of the total amounts borrowed, based on prime of 8.25%, subject to adjustment as of this date due to changes in prime. A final payment, equal to 12.0% of the amounts borrowed is due December 1, 2011. The effective interest rate during the repayment period is 16.0%. The Company will not pay any facility fee on the average unused portion of the loan through December 1, 2007.

In December 2006, in connection with the Company's secured loan commitment, the Company issued a warrant to purchase 301,507 shares of the Company's common stock at an exercise price of $3.98 per share. The number of shares underlying the warrant is based on the total potential additional loan amount under the loan commitment. The warrant is immediately exercisable.

In December 2006, the Company closed a private equity offering of 1,772,151 shares of the Company's common stock at $3.95 per share. Gross proceeds from the offering were $7.0 million.

On November 29, 2006, the United States Food and Drug Administration, or the FDA, issued a Warning Letter to the Company. The Warning Letter was issued by the FDA as a follow-up to the Company's responses to an FDA Form 483 notice of inspectional observations relating to the FDA inspection of the Company from May 15 through July 13 of this year. The Warning Letter indicates among other things that the FDA believes the Company's responses were insufficient because they did not include analysis of root cause and because the Company's corrective and preventive actions to address the specific observations have not yet been completed. The Company is in the process of preparing a further written response to the FDA to address these concerns.

SCHEDULE II

HEMOSENSE, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charges to Expense	Write-Offs Net of Recoveries	Balance at End of Period
Accounts receivable reserve				
Year ended September 30, 2004	$ —	—	—	$ —
Year ended September 30, 2005	$ —	106	(35)	$ 71
Year ended September 30, 2006	$ 71	201	(262)	$ 10
Inventory reserve				
Year ended September 30, 2004	$ 89	109	(29)	$ 169
Year ended September 30, 2005	$ 169	138	(299)	$ 8
Year ended September 30, 2006	$ 8	108	(116)	$ —
Deferred Tax Valuation Allowance				
Year ended September 30, 2004	$10,900	4,145	—	$15,045
Year ended September 30, 2005	$15,045	4,917	—	$19,962
Year ended September 30, 2006	$19,962	3,924	—	$23,886

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

None.

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is incorporated by reference to the definitive proxy statement for our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our 2006 fiscal year, or the 2007 Proxy Statement.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the 2007 Proxy Statement.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the 2007 Proxy Statement.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference to the 2007 Proxy Statement.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the 2007 Proxy Statement.

PART IV

ITEM 15: EXHIBIT INDEX

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) *Exhibits.*

3.2*	Form of Amended and Restated Certificate of Incorporation as currently in effect.
3.4*	Form of Amended and Restated Bylaws as currently in effect.
4.1*	Specimen Common Stock Certificate.
4.2*	Amended and Restated Investor Rights Agreement dated February 7, 2005 by and among the Company and certain of its stockholders.
4.3**	Form of Securities Purchase Agreement dated November 1, 2005 by and between the Company and each of the investors in its 2005 private placement.
4.4**	Form of Warrant to Purchase Common Stock.
10.1*	Form of Indemnification Agreement by and between the Company and each of its directors and officers.
10.2*	1997 Stock Plan, as amended.
10.3*	2005 Equity Incentive Plan.
10.4*	Lease by and between the Company and Montague Oaks Associates Phase I & II dated February 11, 2004.
10.5†*	Physician Plus Agreement dated August 15, 2004 by and between the Company and Cardinal Health 200, Inc., as amended.
10.6†*	Distribution Agreement dated June 30, 2004 by and between the Company and Medline Industries, Inc.
10.7†*	Amended and Restated Distribution Agreement dated March 1, 2005 by and between the Company and Quality Assured Services, Inc.
10.8†*	INR PST Supplier Agreement dated April 2, 2004 by and between the Company and Raytel Cardiac Services.
10.9†*	Manufacture and Supply Agreement dated March 7, 2005 by and between the Company and Haematologic Technologies, Inc.
10.10†*	Professional Service Agreement dated October 29, 2003 by and between the Company and Plexus Services Corp.
10.11†*	Supply and License Agreement dated March 5, 1999 by and between the Company and Dade Behring Inc., as amended.
10.12*	Loan and Security Agreement No. 3821 dated March 5, 2004 by and between the Company and Lighthouse Capital Partners V, L.P., as amended
10.13*	Settlement Agreement and Mutual Release dated July 16, 2004 by and between the Company and Inverness Medical Switzerland GmbH.
10.14*	Consulting Agreement dated May 17, 2002 by and between the Company and Innovative Medical Product Consultants, GmbH.
10.15*	Non-Exclusive Sales Representative and Services Agreement dated November 12, 2002 by and between the Company and Innovative Medical Product Consultants, GmbH.

10.16†*	Distribution Agreement dated April 1, 2003 by and between the Company and Inamed KG.
10.17*	Employment Agreement dated June 3, 2002 by and between the Company and James D. Merselis.
10.18*	Form of Change of Control Severance Agreement by and between the Company and its officers.
10.19*	Consulting Agreement dated May 6, 2003 by and between the Company and Edward F. Brennan.
10.20*	Amended and Restated Employment Agreement by and between the Company and James D. Merselis effective as of June 1, 2005.
10.21*	Amended and Restated Management Retention Plan.
10.22*	Form of Employment Agreement by and between the Company and its officers.
10.23†*	Letter Agreement by and between the Company and I-Med-Partner GmbH effective as of January 1, 2005.
10.24***	Packaging Agreement dated as of March 30, 2006 by and between the Company and J-PAC, LLC.
10.25****	Manufacturing Services Agreement, Dated May 25, 2006, by and between the Company and Flextronics International USA, Inc.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 76)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference from our Registration Statement on Form S-1 (Registration No. 333-123705), which was declared effective on June 28, 2005.

** Incorporated by reference from our Current Report on Form 8-K dated November 8, 2005.

*** Incorporated by reference from our Quarterly Report on Form 10-Q dated May 11, 2006.

**** Incorporated by reference from our Quarterly Report on Form 10-Q dated August 11, 2006.

† Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSENSE, INC.

By: /s/ JAMES MERSELIS

James Merselis
President, Chief Executive Officer and Director

Date: December 26, 2006

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James Merselis and Gordon Sangster, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JAMES MERSELIS **(James Merselis)**	President, Chief Executive Officer and Director (Principal Executive Officer)	December 26, 2006
/s/ GORDON SANGSTER **(Gordon Sangster)**	Vice President of Finance, Chief Financial Officer (Principal Financial and Accounting Officer)	December 26, 2006
/s/ EDWARD F. BRENNAN **(Edward F. Brennan, Ph.D)**	Director	December 26, 2006
/s/ GREGORY M. AYERS **(Gregory M. Ayers, M.D., Ph.D)**	Director	December 26, 2006
/s/ RICHARD P. POWERS **(Richard P. Powers)**	Director	December 26, 2006
/s/ HARVEY SCHLOSS **(Harvey Schloss)**	Director	December 26, 2006
/s/ ROBERT D. ULRICH **(Robert D. Ulrich, Ph.D)**	Director	December 26, 2006
/s/ KURT C. WHEELER **(Kurt C. Wheeler)**	Director	December 26, 2006

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-139067, 333-130171 and 333-126873) and Form S-3 (No. 333-130099) of HemoSense, Inc. of our report dated December 26, 2006 relating to the financial statements and financial statement schedule which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
December 26, 2006

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James Merselis, certify that:

1. I have reviewed this annual report on Form 10-K of HemoSense, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)):

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: December 26, 2006

/s/ JAMES MERSELIS

James Merselis
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gordon Sangster, certify that:

1. I have reviewed this annual report on Form 10-K of HemoSense, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)):

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: December 26, 2006

/s/ GORDON SANGSTER

Gordon Sangster
Vice President of Finance and
Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, James Merselis, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of HemoSense, Inc. on Form 10-K for the fiscal year ended September 30, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of HemoSense, Inc.

Date: December 26, 2006

/s/ JAMES MERSELIS

James Merselis
President and Chief Executive Officer

I, Gordon Sangster, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of HemoSense, Inc. on Form 10-K for the fiscal year ended September 30, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of HemoSense, Inc.

Date: December 26, 2006

/s/ GORDON SANGSTER

Gordon Sangster
Vice President of Finance and
Chief Financial Officer

CORPORATE INFORMATION

Corporate Headquarters
651 River Oaks Parkway
San Jose, CA 95134
(408) 719-1393
www.hemosense.com

Directors
Edward F. Brennan, PhD
Chairman of the Board

Gregory M. Ayers, M.D., PhD

James D. Merselis

Richard P. Powers

Harvey Schloss

Robert D. Ulrich, PhD

Kurt C. Wheeler

Management
James D. Merselis
President and Chief Executive Officer

Gordon T.B. Sangster
Vice President, Finance and Chief Financial Officer

William H. Dippel
Executive Vice President, Operations and Research and Development

Timothy I. Still
Executive Vice President, Sales and Marketing, Chief Commercial Officer

Corporate Legal Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, CA

Independent Auditors
PricewaterhouseCoopers LLP
San Jose, CA

Registrar/Transfer Agent
Computershare Trust Company, Inc.
Golden, CO
303-262-0600

Market Information
Stock Symbol: HEM
American Stock Exchange

Investor Relations
Lippert/Heilshorn & Associates, Inc.
2049 Century Park East, Suite 2710
Los Angeles, CA 90067
(310) 691-7100

HemoSense®

life without complications.

HemoSense, Inc.
651 River Oaks Parkway
San Jose, CA 95134
Phone 408-719-1393
Fax 408-719-1184
moreinfo@hemosense.com
www.hemosense.com

AMEX: HEM

END